SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. _)*

                        DIGITAL GENERATION SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   253921 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Pamela K. Hagenah
                            Integral Capital Partners
                               2750 Sand Hill Road
                          Menlo Park, California 94025
                                 (650) 233-0360
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 26, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               Page 1 of 53 Pages

                       Exhibit Index Contained on Page 10


-----------------------------------------------------------                 --------------------------------------------------
CUSIP NO.  253921 10 0                                           13D        Page 2 of 53 Pages
-----------------------------------------------------------                 --------------------------------------------------

----------- ------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Integral Capital Management III, L.P. ("ICM3")

----------- ------------------------------------------------------------------------------------------------------------------
CHECK APPROPRIATE BOXS IF A MEMBER OF A GROUP
                                                                                                    (a) [ ]         (b)  [X]
----------- ------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------- ------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*                                                                                               WC
----------- ------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                                                                           [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware (limited partnership)
--------------------------------------- --------- ----------------------------------------------------------------------------
                                           7      SOLE VOTING POWER                   -0-
                                        --------- ----------------------------------------------------------------------------
                NUMBER                     8      SHARED VOTING POWER
                  OF                                       728,430 shares, of which 594,180 shares are directly owned by
                SHARES                                     Integral Capital Partners III, L.P. ("ICP3") and 134,250 shares
             BENEFICIALLY                                  are directly owned by Integral Capital Partners International
            OWNED BY EACH                                  III, L.P. ("ICPI3"). ICM3 is the general partner of ICP3 and the
              REPORTING                                    investment general partner of ICPI3.
                PERSON
                 WITH
                                        --------- ----------------------------------------------------------------------------
                                           9      SOLE DISPOSITIVE POWER              -0-
                                        --------- ----------------------------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER
                                                           728,430 shares (see response to Item 8)
----------- ------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                              728,430 shares
----------- ------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
            SHARES*                                                                                                      [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                               5.68%
----------- ------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                                                                      PN
----------- ------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTIONS BEFORE FILLING OUT!


-----------------------------------------------------------                 --------------------------------------------------
CUSIP NO.  253921 10 0                                           13D        Page 3 of 53 Pages
-----------------------------------------------------------                 --------------------------------------------------

----------- ------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Integral Capital Partners III, L.P. ("ICP3")

----------- ------------------------------------------------------------------------------------------------------------------
    2       CHECK APPROPRIATE BOXS IF A MEMBER OF A GROUP*
                                                                                                    (a) [ ]         (b)  [X]
----------- ------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------- ------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*                                                                                               WC
----------- ------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                                                          [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware (limited partnership)
--------------------------------------- --------- ----------------------------------------------------------------------------
                                           7      SOLE VOTING POWER                   -0-
                                        --------- ----------------------------------------------------------------------------
                NUMBER                     8      SHARED VOTING POWER
                  OF                                       594,180 shares are directly owned by ICP3.  Integral Capital
                SHARES                                     Management III, L.P. is the general partner of ICP3.
             BENEFICIALLY
            OWNED BY EACH
              REPORTING
                PERSON
                 WITH
                                        --------- ----------------------------------------------------------------------------
                                           9      SOLE DISPOSITIVE POWER              -0-
                                        --------- ----------------------------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER
                                                           594,180 shares (see response to Item 8)
----------- ------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                              594,180 shares
----------- ------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
            SHARES*                                                                                     [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                               4.68%
----------- ------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                                                                      PN
----------- ------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTIONS BEFORE FILLING OUT!


-----------------------------------------------------------                 --------------------------------------------------
CUSIP NO.  253921 10 0                                           13D        Page 4 of 53 Pages
-----------------------------------------------------------                 --------------------------------------------------

----------- ------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Integral Capital Partners International III, L.P. ("ICPI3")

----------- ------------------------------------------------------------------------------------------------------------------
    2       CHECK APPROPRIATE BOXS IF A MEMBER OF A GROUP*
                                                                                                    (a) [ ]         (b)  [X]
----------- ------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------- ------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*                                                                                               WC
----------- ------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)
                                                                                                        [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     Cayman Islands (limited partnership)
--------------------------------------- --------- ----------------------------------------------------------------------------
                                           7      SOLE VOTING POWER                   -0-
                                        --------- ----------------------------------------------------------------------------
                NUMBER                     8      SHARED VOTING POWER
                  OF                                       134,250 shares are directly owned by ICPI3.  Integral Capital
                SHARES                                     Management III, L.P. is the investment general partner of ICPI3.
             BENEFICIALLY
            OWNED BY EACH
              REPORTING
                PERSON
                 WITH
                                        --------- ----------------------------------------------------------------------------
                                           9      SOLE DISPOSITIVE POWER              -0-
                                        --------- ----------------------------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER
                                                           134,250 shares (see response to Item 8)
----------- ------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                              134,250 shares
----------- ------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
            SHARES*                                                                                     [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                               1.10%
----------- ------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                                                                      PN
----------- ------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

                  The title of the class of equity securities to which this statement relates is shares of the Common Stock of Digital Generation Systems, Inc., a California corporation (the "Issuer"). The address of the principal executive offices of the Issuer is:

                  875 Battery Street, 2nd Floor
                  San Francisco, CA  94111


ITEM 2.  IDENTITY AND BACKGROUND

                  This statement is being filed by Integral Capital Management III, L.P., a Delaware limited partnership ("ICM3"). The principal business address of ICM3 is 2750 Sand Hill Road, Menlo Park, California 94025. The names, business addresses, occupations and citizenships of all the general partners of ICM3 are set forth on Exhibit B hereto.

                  ICM3 is the general partner of Integral Capital Partners III, L.P., a Delaware limited partnership ("ICP3"), and the investment general partner of Integral Capital Partners International III, L.P., a Cayman Islands exempted limited partnership ("ICPI3"). ICP3 and ICPI3 are private investment funds that invest in securities of publicly traded and private companies, predominantly in the areas of information sciences and life sciences. With respect to ICM3 and the general partners of ICM3, this statement relates only to ICM3's indirect, beneficial ownership of shares of the Series A Convertible Preferred Stock of the Issuer (the "Series A Preferred Stock"). Each share of the Series A Preferred Stock is convertible into one share of Common Stock. The shares of Series A Preferred Stock have been purchased by ICP3 and ICPI3, and none of ICM3 or the general partners of ICM3 directly or otherwise hold any shares of capital stock of the Issuer. Management of the business affairs of ICM3, including decisions respecting disposition and/or voting of the shares of Series A Preferred Stock, resides in a majority of the general partners of ICM3 listed on Exhibit B, such that no single general partner of ICM3 has voting and/or dispositive power of the shares.

                  To the best of ICM3's knowledge, none of the persons listed on Exhibit B hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The aggregate amount of consideration required by ICP3 and ICPI3 to purchase the 728,430 shares of Series A Preferred Stock to which this statement relates was approximately $2.575 million. The consideration was obtained from the working capital of ICP3 and ICPI3.

ITEM 4.  PURPOSE OF TRANSACTION

                  The purchases of the Series A Preferred Stock by ICP3 and ICPI3 were made pursuant to a Preferred Stock Purchase Agreement, dated as of July 14, 1997, as amended by Amendment to Preferred Stock Purchase Agreement dated as of July 23, 1997 (as so amended, the "Series A Agreement"). Pursuant to the Series A Agreement, ICP3 and ICPI3 purchased 594,180 shares and 134,250 shares, respectively, of Series A Preferred Stock. The purchases of the shares were not made for the purpose of acquiring control of the Issuer. From time to time, ICM3 may, in the ordinary course of its role as general partner of ICP3 and the investment general partner of ICPI3, direct ICP3 and/or ICPI3 to purchase additional shares or sell all or a portion of the shares now held by ICP3 or ICPI3.

                  Except as set forth above, none of ICM3 nor the persons listed on Exhibit B hereto has any current plans or proposals that relate to or would result in the occurrence of any of the actions or events enumerated in clause
(a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

A.       Integral Capital Management III, L.P. ("ICM3")

         (a) Amount Beneficially Owned: 728,430
             Percent of Class: 5.68%
         (b) Number of shares as to which such person has:
                  1. Sole power to vote or to direct vote: -0-
                  2. Shared power to vote or to direct vote: 728,430
                  3. Sole power to dispose or to direct the disposition: -0-
                  4. Shared  power to  dispose  or to direct  the  disposition:
                      728,430


         (c) To the best knowledge of ICM3, none of ICP3, ICPI3, ICM3, nor any of the persons listed as general partners of ICM3 on Exhibit B has directly effected any transactions in shares of capital stock of the Issuer during the 60 days prior to the date hereof, other than the purchase of shares of Series A Preferred Stock pursuant to the Series A Agreement.

         (d) ICM3 is the general partner of Integral Capital Partners III, L.P., a Delaware limited partnership ("ICP3"), and the investment general partner of Integral Capital Partners International III, L.P., a Cayman Islands exempted limited partnership ("ICPI3"). Roger B. McNamee, John A. Powell and Pamela K. Hagenah are the general partners of ICM3. Decisions respecting the voting of the Series A Preferred Stock and disposition of the proceeds from the sale of Series A Preferred Stock are determined by a majority of the general partners. Under certain circumstances set forth in the limited partnership agreements of ICP3, ICPI3 and ICM3, the general and limited partners of such entities may receive dividends from, or the proceeds from the sale of shares of Series A Preferred Stock or Common Stock of the Issuer owned, directly or indirectly, by each such entity.

         (e) Not applicable.

         B. Integral Capital Partners III, L.P.

                  (a)  Aggregate  number of Shares  owned:  594,180
                       Percentage:4.68%
                  (b)  1. Sole power to vote or to direct vote: -0-
                       2. Shared power to vote or to direct vote: 594,180
                       3. Sole power to dispose or to direct the disposition:-0-
                       4. Shared  power to dispose or to direct the disposition:
                          594,180
                  (c)  See Item 5A(c) above.
                  (d)  See Item 5A(d) above.
                  (e)  Not applicable.


         C.       Integral Capital Partners International III, L.P.

                  (a)  Aggregate  number of Shares  owned:  134,250
                       Percentage: 1.10%
                  (b)  1. Sole power to vote or to direct vote: -0-
                       2. Shared power to vote or to direct vote: 134,250
                       3. Sole power to dispose or to direct the disposition:-0-
                       4. Shared power to dispose or to direct the disposition:
                          134,250
                  (c)  See Item 5A(c) above.
                  (d)  See Item 5A(d) above.
                  (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Except as set forth herein, there are no contracts, arrangements, understandings or relationships among ICM3 and any of the persons named in Item 2 or between ICM3 and any other person with respect to the shares of Series A Preferred Stock of the Issuer held by ICP3 and ICPI3. The purchases of the Series A Preferred Stock by ICP3 and ICPI3 were made pursuant to the Series A Agreement. Pursuant to the Series A Agreement, so long as the purchasers of the Series A Preferred Stock own 10% of the total outstanding stock of the Issuer (as calculated pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended), the Issuer agrees to take necessary action to cause a designee of the holders of Series A Preferred Stock to be nominated, and to use its best efforts to cause such designee to be elected, to the Board of Directors. In addition, ICP3 and ICPI3 have rights to acquire future privately offered equity securities of the Issuer as described in Section 4.8 of the Series A Purchase Agreement. The description herein of the Series A Purchase Agreement is qualified in its entirety by reference to such agreements, copies of which are attached as Exhibit C and Exhibit D.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

         Exhibit A:     Agreement of Joint Filing

         Exhibit B:     List of General Partners of Integral Capital  Management
                        III, L.P.

         Exhibit C:     Preferred Stock Purchase  Agreement by and among Digital
                        Generation Systems, Inc. and the parties named therein, dated as of July 14,1997

         Exhibit D:     Amendment to Preferred Stock Purchase  Agreement,  dated
                        as of July 23, 1997

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 3, 1997

                               INTEGRAL CAPITAL MANAGEMENT III, L.P.

                                       /s/ Pamela K. Hagenah
                               By: -----------------------------------
                                       Pamela K. Hagenah
                                       a General Partner


                               INTEGRAL CAPITAL PARTNERS III, L.P.

                               By Integral Capital Management III, L.P., its General Partner

                                       /s/ Pamela K. Hagenah
                               By: -----------------------------------
                                       Pamela K. Hagenah
                                       a General Partner

                               INTEGRAL CAPITAL PARTNERS INTERNATIONAL III, L.P.

                               By Integral Capital Management III, L.P., its Investment General Partner

                                       /s/ Pamela K. Hagenah
                               By: -----------------------------------
                                       Pamela K. Hagenah
                                       a General Partner

                                  EXHIBIT INDEX


                                                                Found on
                                                                Sequentially
Exhibit                                                         Numbered Page
-------                                                         -------------

Exhibit A:        Agreement of Joint Filing                                11

Exhibit B:        List of General Partners of Integral Capital             12
                  Management III, L.P.

Exhibit C:        Preferred Stock Purchase Agreement by and among          13
                  Digital Generation Systems, Inc. and the parties named therein, dated as of July 14,1997

Exhibit D:        Amendment to Preferred Stock Purchase Agreement,         48
                  dated as of July 23, 1997

                                    EXHIBIT A

                            Agreement of Joint Filing


                  The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1(f)(1) of the Act the statement dated September 3, 1997, containing the information required by Schedule 13D, for 728,430 shares of capital stock of Digital Generation Systems, Inc. held by Integral Capital Partners III, L.P., a Delaware limited partnership and Integral Capital Partners International III, L.P., a Cayman Islands exempted limited partnership.

Date:  September 3, 1997

                INTEGRAL CAPITAL MANAGEMENT III, L.P.

                        /s/ Pamela K. Hagenah
                By: -----------------------------------
                          Pamela K. Hagenah
                          a General Partner


                INTEGRAL CAPITAL PARTNERS III, L.P.

                By Integral Capital Management III, L.P.,
                                      its General Partner

                        /s/ Pamela K. Hagenah
                By: -----------------------------------
                          Pamela K. Hagenah
                          a General Partner


                INTEGRAL CAPITAL PARTNERS INTERNATIONAL III, L.P.

                By Integral Capital Management III, L.P., its Investment General Partner


                        /s/ Pamela K. Hagenah
                By: -----------------------------------
                          Pamela K. Hagenah
                          a General Partner

                                    EXHIBIT B

                               General Partners of
                      Integral Capital Management III, L.P.

                  Set forth below, with respect to each general partner of Integral Capital Management, III L.P., is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.       (a)      Roger B. McNamee
         (b)      c/o Integral Capital Partners
                  2750 Sand Hill Road,
                  Menlo Park, CA  94025
         (c)      General Partner of Integral Capital Management, L.P.,
                  Integral Capital Management II,
                  L.P. and Integral Capital Management III, L.P.
         (d)      United States Citizen

2.       (a)      John A. Powell
         (b)      c/o Integral Capital Partners
                  2750 Sand Hill Road,
                  Menlo Park, CA  94025
         (c)      General Partner of Integral Capital Management, L.P.,
                  Integral Capital Management II,
                  L.P. and Integral Capital Management III, L.P.
         (d)      United States Citizen

3.       (a)      Pamela K. Hagenah
         (b)      c/o Integral Capital Partners
                  2750 Sand Hill Road,
                  Menlo Park, CA  94025
         (c)      General Partner of Integral Capital Management II, L.P.
                  and Integral Capital
                  Management III, L.P.
         (d)      United States Citizen

                                                                   Page 13 of 53
                                   EXHIBIT C

                       PREFERRED STOCK PURCHASE AGREEMENT

                                  by and among

                        DIGITAL GENERATION SYSTEMS, INC.,

                        PEQUOT PRIVATE EQUITY FUND, L.P.,

                           PEQUOT PARTNERS FUND, L.P.

                    PEQUOT OFFSHORE PRIVATE EQUITY FUND, INC.

                         PEQUOT INTERNATIONAL FUND, INC.

                                       and

                   GE CAPITAL INFORMATION TECHNOLOGY SOLUTIONS


                                   dated as of

                                  July 14, 1997

                               Table of Contents


                                                                                                                Page
SECTION 1.    Issuance and Sale of Series A Preferred Stock........................................................1
        1.1.   The Purchase........................................................................................1
        1.2.   The Closing.........................................................................................2
        1.3.   Conditions to Closing...............................................................................3
        1.4.   Purchase Price Adjustment...........................................................................5
SECTION 2.   Representations and Warranties of the Company.........................................................6
        2.1.   Organization and Good Standing; Power and Authority; Qualifications.................................6
        2.2.   Authorization of the Documents......................................................................6
        2.3.   Capitalization......................................................................................7
        2.4.   Authorization and Issuance of Capital Stock.........................................................7
        2.5.   SEC Reports.........................................................................................8
        2.6.   Financial Statements................................................................................8
        2.7.   Absence of Undisclosed Liabilities..................................................................9
        2.8.   Absence of Material Changes.........................................................................9
        2.9.   No Conflict........................................................................................10
        2.10.   Agreements........................................................................................11
        2.11.   Intellectual Property Rights......................................................................12
        2.12.   Equity Investments; Subsidiaries..................................................................13
        2.13.   Title to Assets and Properties; Insurance.........................................................14
        2.14.   Employee Benefit Plans............................................................................14
        2.15.   Labor Relations; Employees........................................................................15
        2.16.   Litigation; Orders................................................................................16
        2.17.   Compliance with Laws; Permits.....................................................................16
        2.18.   Offering Exemption................................................................................17
        2.19.   Disclosure........................................................................................17
        2.20.   Taxes ............................................................................................17
        2.21.   Environmental Matters.............................................................................18
        2.22.   Consents..........................................................................................19
        2.23.   Brokers ..........................................................................................20
        2.24.   Suppliers and Customers...........................................................................20
        2.25.   Use of Proceeds...................................................................................20
        2.26.   Holding Company Act and Investment Company Act....................................................20
SECTION 3.   Representations and Warranties of the Purchasers.....................................................21
SECTION 4.   Certain Covenants....................................................................................22
        4.1.   Access to Records..................................................................................22
        4.2.   Affirmative Covenants..............................................................................22
        4.3.   Insurance..........................................................................................24
        4.4.   Merger, etc........................................................................................24
        4.5.   Transactions with Affiliates.......................................................................24
        4.6.   Notice of Breach...................................................................................25
        4.7.   Matters Related to Directors.......................................................................25
        4.8.   Rights of First Offer..............................................................................27
        4.9.   Completion of Certain Matters......................................................................27
        4.10.   Subsidiary Stock..................................................................................27
SECTION 5.   Transfer Taxes ......................................................................................27
SECTION 6.   Survival of Representations, Warranties, Agreements and Covenants, etc...............................28
SECTION 7.   Expenses ............................................................................................28
SECTION 8.   Indemnification .....................................................................................29
        8.1.   General Indemnification............................................................................29
        8.2.   Indemnification Principles.........................................................................29
        8.3.   Claim Notice.......................................................................................30
SECTION 9.   Remedies.............................................................................................30
SECTION 10.  Further Assurances...................................................................................30


                                                                   Page 15 of 53


SECTION 11.  Successors and Assigns...............................................................................30
SECTION 12.  Entire Agreement.....................................................................................31
SECTION 13.  Notices..............................................................................................31
SECTION 14.  Amendments...........................................................................................32
SECTION 15.  Counterparts.........................................................................................32
SECTION 16.  Headings.............................................................................................32
SECTION 17.  Nouns and Pronouns...................................................................................32
SECTION 18.  Governing Law........................................................................................32
SECTION 19.  Publicity............................................................................................33
SECTION 20.  Severability.........................................................................................33

         Exhibits                         Section Reference
         --------       -------------------------------------------------------

         Exhibit A      Schedule of Purchasers                         Preamble
         Exhibit B      Terms of Escrow Agreement                       1.1(a)
         Exhibit C      Stock Purchase Agreement for IndeNet, Inc.      1.3(b)
         Exhibit D      Form of Registration Rights Agreement           1.3(b)
         Exhibit E      Certificates of Designation                     1.3(b)
         Exhibit F      Form of Opinion of Counsel to the Company       1.3(b)

Schedules
Schedule 2.1            Foreign Qualification
Schedule 2.3            Common Stock Equivalents
Schedule 2.6            Financial Statements
Schedule 2.7            Undisclosed Liabilities
Schedule 2.8            Absence of Changes
Schedule 2.10           Contracts
Schedule 2.11(b)        Payments for Intellectual Property
Schedule 2.11(c)        Third Party Intellectual Property Rights
Schedule 2.12           Equity Investments
Schedule 2.13(b)        Insurance
Schedule 2.14           Employee Benefit Plans and Employment Agreements
Schedule 2.15           Employees
Schedule 2.16           Litigation
Schedule 2.17           Permits
Schedule 2.21           Environmental Laws
Schedule 2.22           Consents and Approvals
Schedule 2.23           Brokers

Index of Defined Terms

          Term                                           Section
---------------------------                              -------
Accredited Investor                                      3(e)
Acquisition                                              Recitals
Acquisition Consideration                                1.3(b)
Additional Purchasers                                    1.1(c)
Additional Shares                                        1.3(b)
Ancillary Documents                                      1.3(b)
Articles of Incorporation                                1.3(b)
Balance Sheet                                            2.6
Benefit Plan                                             2.14(a)
Capital Stock                                            2.3
Certificate of Designation                               1.3(b)

Claim Notice                                             8.3
Closing                                                  1.2(a)
Closing Date                                             1.2(a)
Code                                                     2.14(a)
Common Stock                                             2.3
Company                                                  Preamble
Contract                                                 2.10(a)
Conversion Shares                                        2.4
Deductible                                               8.1
DSCM                                                     1.3(b)
Employee                                                 2.14(a)
Employee Agreement                                       2.14(a)
Encumbrances                                             2.13(a)
Environmental Laws                                       2.21(f)
Environmental Liability                                  2.21(f)
ERISA                                                    2.14(a)
Escrow Account                                           1.1(a)
Escrow Agent                                             1.1(a)
Escrow Agreement                                         1.1(a)
Escrow Amount                                            1.1(a)
Exchange Act                                             2.5
Hazardous Material                                       2.21(f)
IndeNet Purchase Agreement                               1.3(b)
Initial Purchasers                                       7(b)
Intellectual Property                                    2.11(e)
Litigation                                               2.16
Losses                                                   8.2
Maintenance Amount                                       4.8
Material Adverse Change                                  2.6
Material Adverse Effect                                  2.1
Non-Competition Agreements                               1.3(b)
Non-voting Observer                                      4.7(a)
Notice                                                   4.8
Pequot Entities                                          1.3(b)
Permits                                                  2.17
Permitted Encumbrances                                   2.8
Proposed Securities                                      4.8
Public Authority                                         2.21(f)
Purchase                                                 1.1(a)
Purchase Price                                           1.1(a)
Purchaser Entity                                         8.1
Purchasers                                               Preamble
Purchasers' Designee                                     4.7(a)
Registration Rights Agreement                            1.3(b)
SEC Reports                                              2.5
Section 16(b)                                            4.7(a)
Securities Act                                           2.18
Series A Preferred Stock                                 Recitals
Software                                                 2.11(f)
Subsidiary                                               2.1

                       PREFERRED STOCK PURCHASE AGREEMENT

    AGREEMENT, dated as of July 14, 1997, by and among DIGITAL GENERATION SYSTEMS, INC. (the "Company"), and the parties listed on the Schedule of Purchasers attached to this Agreement as Exhibit A (each hereinafter referred to as a "Purchaser" and collectively referred to as the "Purchasers").

                              W I T N E S S E T H :

    WHEREAS, the Company wishes to sell to the Purchasers and the Purchasers wish to purchase from the Company shares of Series A Convertible Preferred Stock (the "Series A Preferred Stock"), each such share convertible into one share of the Common Stock (as defined herein).

    WHEREAS, the business currently conducted by the Company is the operation of a nationwide multi-media network designed to provide electronic delivery and related services to the broadcast industry by linking providers to broadcast stations.

    WHEREAS, the Company shall use the proceeds arising from the transaction contemplated hereby solely to finance a portion of the purchase price of the acquisition of Mediatech, Inc., a Delaware corporation and a wholly-owned subsidiary of IndeNet, Inc. (the "Acquisition").

    ACCORDINGLY, the parties hereto hereby agree as follows:

    SECTION 1. Issuance and Sale of Series A Preferred Stock

    1.1. The Purchase. (a) At the Closing (as defined in Section 1.2(a)), each Purchaser shall, severally and not jointly, purchase from the Company and the Company shall sell to each Purchaser, the number of shares of Series A Preferred Stock set forth opposite such Purchaser's name on Exhibit A (collectively, the "Purchase") at the purchase price set forth opposite such name on Exhibit A.
Subject to Section 1.1(b), the aggregate purchase price to be paid by the Purchasers for the Series A Preferred Stock purchased by them hereunder is as set forth on Exhibit A as Total Purchase Price (the "Purchase Price"), of which
(i) the Purchase Price less 14% shall be paid to an account or accounts designated by the Company not less than three business days prior to the Closing and (ii) 14% of the Purchase Price (the "Escrow Amount") shall be paid to an escrow agent (the "Escrow Agent") mutually acceptable to the Company and the Pequot Entities (as defined below) to be held in a Escrow Account (the "Escrow Account") and disbursed by the Escrow Agent pursuant to Section 1.4 hereto and the terms of an escrow agreement in a form mutually satisfactory to the Company, the Pequot Entities and the Escrow Agent (the "Escrow Agreement") and including the terms set forth in Exhibit B.

         (b) In the event that the Company shall sell Additional Shares (as defined in 1.3(b)(xiv)), the Pequot Entities shall have the right to purchase that portion of the Additional Shares that maintains the Pequot Entities' combined percentage ownership of the Series A Preferred Stock at an ownership level of 51% or more. Upon determination that such sales of Additional Shares will be made (but in no event later than three business days prior to the Closing), the Company shall provide the Pequot Entities with a written notice describing the amount of total Additional Shares to be sold and the amount to be offered to the Pequot Entities in order to maintain the Pequot Entities' 51% ownership level. The Pequot Entities shall, within 24 hours of receipt of such notice, confirm its intention to purchase such shares. The purchase of such Additional Shares shall be on the same terms and conditions as the shares purchased under the Purchase and shall be treated, in all respects, as shares purchased under the Purchase, including, without limitation, the contribution of 14% of the Purchase Price to the Escrow Agent.

         (c) Subject to Section 1.1(b) above, the Company and the purchasers of the Additional Shares ("Additional Purchasers") described above may, at any time before the Closing (as defined below), execute counterpart signature pages to this Agreement, and such Additional Purchasers will, upon delivery to the Company of such signature pages, become parties to, and bound by, this Agreement, each to the same extent as if they had executed the original agreement. Exhibit A to this Agreement will be amended by the Company to list the Additional Purchasers purchasing shares of Series A Preferred Stock under this Agreement. Upon execution of the above mentioned signature pages, each Additional Purchaser shall be deemed to be a "Purchaser" for all purposes of this Agreement and the Escrow Agreement, and a Holder for purposes of the Registration Rights Agreement.

    1.2. The Closing. (a) The closing of the Purchase (the "Closing") shall take place at the offices of Fried, Frank, Harris, Shriver & Jacobson, One New York Plaza, New York, NY 10004 at 9:00 a.m. on July 21, 1997 or on such other date as shall be mutually agreed by the Company and the Purchasers (the "Closing Date"); provided, however, that the closing of the Purchase shall be held simultaneously with the closing of the Acquisition.

         (b) At the Closing, the Company shall deliver to each Purchaser a certificate or certificates representing the shares of Series A Preferred Stock purchased by such Purchaser, registered in the name of such Purchaser or its nominee. Delivery of such certificates to a Purchaser shall be made against receipt at the Closing by the Company from such Purchaser of the purchase price therefor, which shall be paid by wire transfer to an account designated at least one business day prior to the Closing by the Company.

    1.3. Conditions to Closing. (a) The obligations of the Company and the Purchasers to consummate the transactions contemplated hereby at the Closing are subject to the satisfaction of the following conditions: no temporary restraining order, preliminary or permanent injunction or other order or decree which prevents the consummation of the transactions contemplated hereby shall have been issued and remain in effect, and no statutes, rule or regulation shall have been enacted by any governmental authority (of the United States or otherwise) which prevents the consummation of the transactions contemplated hereby; provided, however, that the parties shall use their reasonable best efforts to cause any such decree, ruling, injunction or other order to be vacated or lifted.

         (b) The obligations of the Purchasers to consummate the transactions contemplated hereby at the Closing is subject to the satisfaction or waiver of the following conditions:

               (i) the representations and warranties of the Company set forth in Section 2 of this Agreement shall be true and correct in all material respects as of the date when made and (unless made as of a specified date) as of the Closing Date; and the Company shall have performed in all material respects its covenants set forth in this Agreement to be performed prior to the Closing Date and shall not have taken any action which (if any shares of Series A Preferred Stock were outstanding) would violate any provision of the Articles of Incorporation (including the Certificate of Designation) or this Agreement, as the case may be (and at the Closing the Company shall deliver to the Purchasers an officer's certificate certifying as to the Company's compliance with the conditions set forth in this clause (i));

               (ii) The Company shall contemporaneously close the transactions contemplated by the Acquisition in a form not materially different from the draft Stock Purchase Agreement ("IndeNet Purchase Agreement"), attached hereto as Exhibit C (such materiality to be determined by the Purchasers in their sole discretion), at a total purchase price of less than $29,000,000 and shall not have waived any conditions in the IndeNet Stock Purchase Agreement without the prior written consent of the Purchasers.

               (iii) The Company and the Purchasers shall have entered into the Registration Rights Agreement in the form of Exhibit D hereto (the "Registration Rights Agreement" and all other contracts, agreements, schedules, certificates and other documents (including, but not limited to, the Certificate of Designation (as defined below) and the Escrow Agreement) being delivered pursuant to or in connection with this Agreement by any party hereto at or prior to the Closing, the "Ancillary Documents").

               (iv) The Company shall have delivered to the Purchasers certificates of good standing from California with respect to the Company and New York with respect to the Subsidiary (as defined below) dated as of a date no earlier than ten days prior to the Closing.

               (v) The Amended and Restated Articles of Incorporation of the Company, as amended, shall have been amended and supplemented by a Certificate of Designation substantially in the form of Exhibit E hereto setting forth the rights and preferences of the Series A Preferred Stock (the "Certificate of Designation"), and the Certificate of Designation shall have been filed with the Secretary of the State of California (the Amended and Restated Articles of Incorporation, as amended, including such Certificate of Designation, the "Articles of Incorporation");

               (vi) The Common Stock to be issued upon conversion of the Series A Preferred Stock shall have been approved for quotation on The NASDAQ Stock Market, subject to official notice of issuance;

               (vii) The Company shall have delivered to the Purchasers a certificate executed by its Secretary certifying (x) a copy of its organizational documents including the Articles of Incorporation and the By-Laws, (y) resolutions authorizing the transaction and (z) incumbency matters.

               (viii) The Purchasers shall receive from Wilson, Sonsini, Goodrich & Rosati P.C., counsel for the Company, an opinion addressed to the Purchasers, dated as of the Closing, satisfactory in form and substance to the Purchasers, which shall be in the form of the opinions set forth in Exhibit F attached hereto.

               (ix) In the event that the Purchasers shall designate a person to serve on the board of directors (who, if such person is not an employee of Dawson Samberg Capital Management, Inc. ("DSCM"), the investment manager for each of the Pequot entities listed on Exhibit A (DSCM and such entities referred to as the "Pequot Entities"), shall be reasonably acceptable to the Company) such designee shall have been elected to the board of directors of the Company effective, without any further action, as of the Closing Date.

               (x)  The  Company   shall  have  entered   into   non-competition
    agreements (the "Non-Competition Agreements"), in a form mutually acceptable to the Company and the Purchasers, with Henry W. Donaldson.

               (xi) The Company shall have obtained, with financially sound and reputable insurers, directors' and officers' liability insurance in an amount not less than $5,000,000 or a binder with respect to such insurance in form satisfactory to the Purchasers.

               (xii)  The  Company  shall  have   performed  and  satisfied  all
    covenants and agreements required by this Agreement to be performed or satisfied by it at or prior to the Closing.

               (xiii) Without limiting the generality of Section 1.3(b)(i), no Material Adverse Effect shall have occurred, nor shall any event or events have occurred which would reasonably likely to have a Material Adverse Effect.

               (xiv) The Company shall not have sold additional shares ("Additional Shares") of Series A Preferred Stock to any persons other than the Purchasers unless (x) the terms and conditions are the same as those set forth herein and (y)(A) if the cash portion of the consideration in the Acquisition

    ("Acquisition Consideration") is less than $13 million the total purchase price of such Additional Shares shall not exceed $4 million or (B) if the Acquisition Consideration is more than $13 million, the total purchase price of such Additional Shares shall not exceed the sum of (1) $4 million plus
    (2) the amount by which the cash portion of the Acquisition Consideration exceeds $13 million (up to a maximum of $2 million). Pursuant to the procedures set forth in Section 1.1(b), the Pequot Entities shall, at their option, in the aggregate, after considering the sales of the Additional Shares and the sale to GE Capital Information Technology Solutions, own 51% or more of the outstanding shares of Series A Preferred Stock.

              (xv) The Company shall have entered into the Escrow Agreement.

    1.4.Purchase Price Adjustment. In the event the Company (a) shall have less than $17.8 million in total revenue for fiscal third and fourth quarter, 1997 combined (based on the audited financial statements for the year ended December 31, 1997) or (b) insofar as it is possible to support a tape interface with an MPEG disk-based system, the Sony RS 422 Standard Video Transmission Interface shall not be completed and available for customer use by December 31, 1997 (as determined by the Purchasers in their sole reasonable discretion), then the Purchasers shall be entitled to instruct the Escrow Agent to pay one-eighth (1/8) of the Deposit Amount to the Purchasers, payable beginning March 31, 1998 and continuing on a quarterly basis until the earlier of such time as the (x) Deposit Amount has been fully distributed or (y) anytime after the public announcement by the Company of the fourth quarter, 1997, earnings results, the Market Price (as defined in the Certificate of Designation) per share of the Common Stock shall exceed the Conversion Price (as defined in the Certificate of Designation) multiplied by 2 for at least 25 days out of 40 consecutive Trading Days (as defined in the Certificate of Designation).

    SECTION 2. Representations and Warranties of the Company. The Company hereby represents and warrants to the Purchasers follows:

    2.1. Organization and Good Standing; Power and Authority; Qualifications. Each of the Company and its subsidiary, PDR Productions, Inc., a New York corporation (the "Subsidiary") (a) are duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and (b) has all requisite power and authority to own, lease and operate its properties and to carry on its business as presently conducted and as proposed to be conducted. The Company has all requisite power and authority to enter into and carry out the transactions contemplated by this Agreement and the Ancillary Documents to which it is a party. Each of the Company and its Subsidiary is qualified to transact business as a foreign corporation in, and is in good standing under the laws of, those jurisdictions listed on Schedule 2.1 under its name, which jurisdictions constitute all of the jurisdictions wherein the character of the property owned or leased or the nature of the activities conducted by it makes such qualification necessary and where failure to so qualify would individually or in the aggregate have a material adverse effect on properties, business, prospects, operations, earnings, assets, liabilities or the condition (financial or otherwise) of the Company and its Subsidiary taken as a whole, whether or not in the ordinary course of business (a "Material Adverse Effect").

    2.2. Authorization of the Documents. The execution, delivery and performance by the Company of this Agreement and each of the Ancillary Documents to which it is a party has been duly authorized by all requisite corporate action on the part of the Company (and do not or will not require the approval or consent of the shareholders of the Company), and this Agreement and each of the Ancillary Documents constitutes a legal, valid and binding obligation of the Company which is a party thereto, enforceable against the Company in accordance with its terms except to the extent that enforceability may be limited by bankruptcy, insolvency or other similar laws affecting creditors' rights generally and except to the extent that the remedy of specific performance and injunction and other forms of equitable relief may be subject to equitable defenses.

    2.3. Capitalization. The authorized capitalization of the Company immediately prior to the date of the Closing consists of: (a) 5,000,000 shares of Preferred Stock, of which (i) the shares to be sold pursuant to the Purchase and the Additional Shares to be issued as permitted herein have been designated Series A Preferred Stock and (ii) no shares of Series A Preferred Stock are issued and outstanding and all such outstanding shares are validly issued, fully paid and nonassessable and free and clear of all Encumbrances; and (b) 30,000,000 shares of Common Stock, no par value per share ("Common Stock"), of which 11,739,617 shares are issued and outstanding and all such outstanding shares are validly issued, fully paid and nonassessable and free and clear of all Encumbrances (as defined below). No class of capital stock ("Capital Stock") of the Company is entitled to preemptive rights. Except as listed on Schedule
2.3 hereto, there are no outstanding options, warrants, subscription rights, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, shares of any class of Capital Stock of the Company, or Contracts, by which the Company or its subsidiary is or may become bound to issue additional shares of its Capital Stock or options, warrants or other rights to purchase or acquire any shares of its Capital Stock. Between the date hereof and the Closing Date, the Company will not have changed the amount of its authorized Capital Stock, or have subdivided or otherwise changed any shares of any class of its Capital Stock, whether by way of reclassification, stock split or otherwise, or have issued any additional shares of Capital

Stock other than pursuant to the exercise of securities outstanding on the date hereof and set forth in Schedule 2.3 hereto and will not have granted any options, warrants or other rights to purchase or acquire shares of the Company's Capital Stock. Except as set forth in Schedule 2.3 hereto, the Company has not declared or paid any dividend or made any other distribution of cash, stock or other property to its shareholders.

    2.4. Authorization and Issuance of Capital Stock. The authorization, issuance, sale and delivery of the Series A Preferred Stock pursuant to this Agreement and the authorization, reservation, issuance, sale and delivery of the shares of Series A Preferred Stock and the Conversion Shares (as defined below) have been duly authorized by all requisite corporate action on the part of the Company, and when issued, sold and delivered in accordance with this Agreement, the Series A Preferred Stock and the Conversion Shares will be validly issued and outstanding, fully paid and nonassessable with no personal liability attaching to the ownership thereof, free and clear of any Encumbrances, other than Encumbrances, if any, arising as a result of actions taken by the Purchasers, and not subject to preemptive or similar rights of the shareholders of the Company or others. The terms, designations, powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions, of any series of Preferred Stock of the Company are as stated in the Company's Articles of Incorporation. No shareholder approval is required to consummate the transaction contemplated hereunder. The Company has reserved a sufficient number of shares of Series A Preferred Stock for issuance to the Purchasers on the date hereof in accordance with this Agreement and (ii) Common Stock for issuance upon conversion or exercise of all other common stock equivalents outstanding on the date hereof. The shares of Common Stock issuable upon the conversion of the Series A Preferred Stock issued or issuable to the Purchasers hereunder shall be referred to collectively as the "Conversion Shares."

    2.5. SEC Reports. The Company has filed all proxy statements, reports and other documents required to be filed by it under the Securities Exchange Act of 1934, as amended (the "Exchange Act") from and after February 6, 1996; and the Company has furnished the Purchasers true and complete copies of all annual reports, quarterly reports, proxy statements and other reports under the Exchange Act filed by the Company from and after such date, each as filed with the Securities and Exchange Commission (collectively, the "SEC Reports"). Each SEC Report was in compliance in all material respects with the requirements of its respective report form and did not on the date of filing contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and as of the date hereof there is no fact or facts not disclosed in the SEC

Reports which relate specifically to the Company and which individually or in the aggregate may have a Material Adverse Effect.

    2.6. Financial Statements. The financial statements (including any related schedules and/or notes) included in the SEC Reports have been prepared in accordance with generally accepted accounting principles consistently followed (except as indicated in the notes thereto) throughout the periods involved and fairly present in all material respects the consolidated financial condition, results of operations and changes in shareholders' equity of the Company as of the respective dates thereof and for the respective periods then ended (in each case subject, as to interim statements, to changes resulting from year-end adjustments, none of which were material in amount or effect). Except as set forth in Schedule 2.6, the Company has no liabilities or obligations, contingent or otherwise, except (i) liabilities and obligations in the respective amounts reflected or reserved against in the Company's balance sheet (the "Balance Sheet") as of March 31, 1997 included in the SEC Reports or (ii) liabilities and obligations incurred in the ordinary course of business since March 31, 1997 which individually or in the aggregate do not have a Material Adverse Effect. Since March 31, 1997, the Company has operated its business only in the ordinary course and there has not been individually or in the aggregate any change that would have a Material Adverse Effect (a "Material Adverse Change") other than changes disclosed in the SEC Reports or otherwise set forth in Schedule 2.6 hereto. The financial forecasts furnished by the Company to the Purchasers have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company and its Subsidiary.

    2.7. Absence of Undisclosed Liabilities. Except as set forth on Schedule 2.7, the Company has no liabilities or obligations (whether accrued, absolute, contingent, unliquidated or otherwise, whether or not known, whether due or to become due and regardless of when asserted) other than (i) liabilities or obligations reserved against or otherwise disclosed in the Balance Sheet or the footnotes thereto, (ii) liabilities or obligations incurred after March 31, 1997 in the ordinary course of business consistent (in amount and kind) with past practice (none of which is a liability resulting from breach of contract, breach of warranty, tort, infringement, claim or lawsuit) and that do not exceed $75,000 in a single transaction.

    2.8. Absence of Material Changes. Except as set forth on Schedule 2.8 and except as otherwise expressly contemplated by this Agreement, since March 31, 1997, the business of the Company and its Subsidiary has been conducted in the ordinary course, consistent with past practice and there has not been (a) any Material Adverse Change, nor has any event or change occurred which could reasonably result in a Material Adverse Change, in the condition (financial or otherwise), results of operations, business, assets, liabilities or prospects of the Company or its Subsidiary or any event or condition which could reasonably be expected to have such a Material Adverse Change, (b) any waiver or cancellation of any valuable right of the Company or its Subsidiary, or the cancellation of any material debt or claim held by the Company or its Subsidiary, (c) any payment, discharge or satisfaction of any claim, liability or obligation of the Company or its Subsidiary other than in the ordinary course of business except where such payment, discharge or satisfaction would not, individually or in the aggregate, have a Material Adverse Effect, (d) any Encumbrance upon the assets of the Company or its Subsidiary other than any Permitted Encumbrance, (e) any declaration or payment of dividends on, or other distribution with respect to, or any direct or indirect redemption or acquisition of, any securities of the Company, (f) any issuance of any stock, bonds or other securities of the Company or its Subsidiary, (g) any sale, assignment or transfer of any tangible or intangible assets of the Company or its Subsidiary except in the ordinary course of business, (h) any loan by the Company or its Subsidiary to any officer, director, employee, consultant or shareholder of the Company or its Subsidiary (other than advances to such persons in the ordinary course of business in connection with travel and travel related expenses), (i) any damage, destruction or loss (whether or not covered by insurance) materially and adversely affecting the assets, property, condition (financial or otherwise), results of operations or prospects of the Company or its Subsidiary, (j) any increase, direct or indirect, in the compensation paid or payable to any officer or director of the Company or its Subsidiary, other than in the ordinary course of business, to any other employee, consultant or agent of the Company or its Subsidiary, (k) any change in the accounting methods, practices or policies of the Company or its Subsidiary, (l) any indebtedness incurred for borrowed money by the Company or its Subsidiary other than in the ordinary course of business, (m) any amendment to or termination of any material agreement to which the Company or its Subsidiary is a party other than the expiration of any such agreement in accordance with its terms, (n) any change in the laws or regulations governing the Company or its Subsidiary, (o) any Material Adverse Change in the manner of business or operations of the Company or its Subsidiary (including, without limitation, any accelerations or deferral of the payment of accounts payable or other current liabilities or deferral of the collection of accounts or notes receivable), (p) any capital expenditures or commitments therefor by the Company or its Subsidiary other than in the ordinary course of business and pursuant to an annual budget as approved by the Board of Directors that aggregate in excess of $50,000, (q) any amendment of the articles of incorporation, Bylaws or other organizational documents of the Company or its Subsidiary, (r) any transaction entered into by the Company or its Subsidiary whether or not in the ordinary course of business or any other material transactions entered into by the Company or its Subsidiary whether or not in the ordinary course of business, or (s) any agreement or commitment (contingent or otherwise) by the Company or its Subsidiary to do any of the foregoing. For purposes of this Agreement, "Permitted Encumbrances" shall mean (i) those consisting of zoning or planning restrictions, easements, permits and other restrictions or limitations on the use of such property or irregularities in title thereto which, individually and in the aggregate, do not materially impair the use of such property, (ii) warehousemen's, mechanics', carriers', landlords', repairmen's or other similar Encumbrances arising in the ordinary course of business and securing obligations not yet due and payable, and (iii) other Encumbrances which arise in the ordinary course of business and which individually and in the aggregate do not materially impair its use of such property or its ability to obtain financing by using such asset as collateral.

    2.9. No Conflict. The execution and delivery by the Company of the Agreement and the Ancillary Documents to which it is a party and the consummation by the Company of the transactions contemplated hereby and thereby and its compliance with the provisions hereof and thereof (including, without limitation, the issuance, sale and delivery by the Company of the Series A Preferred Stock and the Conversion Shares) will not (a) violate any provision of any domestic (federal, state or local) or foreign law, statute, rule or regulation, or any ruling, writ, injunction, order, judgment or decree of any court, administrative agency or other governmental body applicable to it, or any of its properties or assets except where such violation would not, individually or in the aggregate, have a Material Adverse Effect, (b) conflict with, or result in any violation or breach of, or constitute (with due notice or lapse of time, or both) a default or loss of a benefit under, or cause or permit the acceleration under, the terms, conditions or provisions of any Contract to which it is a party or its properties or assets is subject, except for defaults which would not, individually or in the aggregate, have a Material Adverse Effect (c) result in the creation or imposition of any Encumbrance upon any of its properties or assets, except for Encumbrances which would not individually or in the aggregate have a Material Adverse Effect or (d) violate its organizational documents.

    2.10. Agreements. (a) Except as set forth on Schedule 2.10, the Company or its Subsidiary are not a party to, and are not bound or subject to, any indenture, mortgage, guaranty, lease, license or other contract, agreement or understanding, written or oral (a "Contract"), other than any Contract which (i) pursuant to its terms, has expired, been terminated or fully performed by the parties, and in each case, under which the Company and its Subsidiary have no liability, contingent or otherwise, or (ii) involves monthly payments to or from the Company and/or its Subsidiary (as opposed to an indemnity agreement or similar contract under which a party is not required to make fixed monthly payments) which monthly payments do not aggregate on an annual basis to $50,000 or more, and in each case, is not material to the business, condition (financial or otherwise), operations or prospects of the Company or its Subsidiary.

         (b) Each of such Contracts is, as of the date hereof, and will continue after the Closing to be, legal, valid, binding and in full force and effect and enforceable in accordance with its terms. There is no breach, violation or default by the Company (or, to the best knowledge of the Company, any other party) under any such Contract except where such breach, violation or default would not, individually or in the aggregate, have a Material Adverse Effect, and no event (including, without limitation, the consummation of the transactions contemplated by this agreement) which, with notice or lapse of time or both, would (A) constitute a breach, violation or default by the Company (or, to the best knowledge of the Company, any other party) under any such Contract except where such breach, violation or default would not, individually or in the aggregate, have a Material Adverse Effect, or (B) give rise to any lien or right of termination, modification, cancellation, prepayment, suspension, limitation, revocation or acceleration against the Company under any such Contract. Except as set forth on Schedule 2.10, the Company is not or, to the knowledge of the Company, no other party to any of such Contracts (i) is in arrears in respect of the performance or satisfaction of the terms and conditions on its part to be performed or satisfied under any of such Contracts or (ii) has granted or has been granted any waiver or indulgence under any of such Contracts or has repudiated any provision thereof.

    2.11. Intellectual Property Rights. (a) Except as disclosed on Schedule 2.11 hereto, (i) the Company owns or has the right to use pursuant to license, sub-license, agreement or permission all of its Intellectual Property (as defined below), except where the absence of any thereof would not individually or in the aggregate have a Material Adverse Effect; (ii) the Company has not interfered with, infringed upon or misappropriated any Intellectual Property rights of third parties, except for interferences, infringements and misappropriations which would not individually or in the aggregate have a Material Adverse Effect, and the Company has not received any claim, demand or notice alleging any such interference, infringement or misappropriation (including any claim that it must license or refrain from using any Intellectual Property rights of any third party). To the Company's knowledge no third party has interfered with, infringed upon or misappropriated any Intellectual Property rights of the Company, except for interferences, infringements and misappropriations which would not individually or in the aggregate have a Material Adverse Effect.

         (b) Except as set forth on Schedule 2.11(b), neither the Company nor the Subsidiary is obligated to pay any amount, whether as royalty, license fee or other payment, to any person in order to make, use, or sell any Intellectual Property.

         (c) Except as set forth on Schedule 2.11(c), the operation of the Company and its Subsidiary as presently operated does not need to use or rely upon any Intellectual Property rights of third parties.

         (d) All royalties due under said licenses have been paid and there exists no default by the Company and its Subsidiary or by any other party under the terms of said licenses, and no event has occurred which, upon the passage of time or the giving of notice, or both, would result in any default by the Company and its Subsidiary, or by any other party to the license or prevent the Company from exercising and obtaining the benefits of any options contained therein except where such default would not, individually or in the aggregate, have a Material Adverse Effect.

         (e) As used in this Agreement, "Intellectual Property" means all intellectual property owned, leased, licensed, and used by the Company or its Subsidiary, including without limitation, (i) all world wide inventions and discoveries (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions and reexaminations thereof, (ii) all trademarks, service marks, trade dress, logos, trade names and corporate names, together with all translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith, and all applications, registrations, renewals and derivatives in connection therewith, (ii) all copyrightable works, all copyrights and all applications, registrations and renewals in connection therewith, (iv) all mask works and all applications, registrations and renewals in connection therewith, (v) all know-how, trade secrets and confidential business information, whether patentable or unpatentable and whether or not reduced to practice (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, addresses, phone numbers, pricing and cost information, and business and marketing plans and proposals), (vi) all Software,
(vii) all other proprietary rights of any type of description (regardless of whether the same have been formally registered), (viii) all copies and tangible embodiments thereof (in whatever form or medium) and (ix) all licenses and agreements in connection with the foregoing.

         (f) As used in this Agreement, "Software" means any and all versions, releases, and predecessors of the software and computer programs of the Company or its Subsidiary, including all such software and computer programs in machine readable source code forms and in machine executable object code forms and all related specifications (including, without limitation, all logic architectures, algorithms and logic flows and all physical, functional, operating and design parameters), any data used by or related to Software, work in progress relating to corrections, modifications or enhancements, operating systems and procedures (including development methodology), designs, design revisions, related applications, work benches, software in any language, concepts, ideas, processes, techniques, software designs and test tools, third party software interfaces written by them and all methods of implementation and packaging, together with all associated know-how and show-how.

         (g) As used in this Agreement, "Third Party Software" means software or computer programs used in the operation of the Company and its Subsidiary (specifically, in connection with servicing clients) as presently conducted or currently anticipated to be conducted and that are not owned by the Company.

    2.12. Equity Investments; Subsidiaries. Except as set forth on Schedule 2.12, the Company has never had, nor does it presently have, any subsidiaries, nor has it owned, nor does it presently own, whether directly or indirectly owned, any capital stock or other proprietary interest, directly or indirectly, in any corporation, association, trust, partnership, joint venture or other entity.

    2.13. Title to Assets and Properties; Insurance. (a) The Company has good and marketable title, or a valid leasehold interest in or contractual right to use, all of its assets (including Third Party Software) and properties, free and clear of any mortgages, judgments, claims, liens, security interests, pledges, escrows, charges or other encumbrances of any kind or character whatsoever ("Encumbrances") except in each case for such defects in title and such other liens and Encumbrances which do not individually or in the aggregate materially detract from the value to the Company of the properties and assets of the Company and its Subsidiary taken as a whole.

         (b) The Company and its Subsidiary maintain insurance in such amounts (to the extent available in the public market), including self-insurance, retainage and deductible arrangements, and of such a character as is reasonable for companies engaged in the same or similar business and for companies located in San Francisco. Schedule 2.13(b) sets forth a list of all insurance coverage carried by the business and/or the Company, the carrier and terms and amount of coverage.

    2.14. Employee Benefit Plans. (a) Schedule 2.14 hereto contains a true and complete list of (i) each written plan, program, policy, payroll practice, contract, agreement or other arrangement, or commitment therefore, providing for compensation, severance, termination pay, performance awards, stock or stock-related awards, fringe benefits or other employee benefits of any kind, funded or unfunded, which is now or previously has been sponsored, maintained, contributed to or required to be contributed to by the Company or pursuant to which the Company has any liability, contingent or otherwise, including, but not limited to, any "employee benefit plan" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") (each, a "Benefit Plan"); and (ii) each management, employment, bonus, option, equity (or equity related), severance, consulting, non compete, confidentiality or similar agreement or contract (each, an "Employee Agreement"), pursuant to which the Company has any liability, contingent or otherwise, between the Company and any current, former or retired employee, officer, consultant, independent contractor, agent or director of the Company (an "Employee"). Except as identified on Schedule 2.14, the Company does not currently sponsor, maintain, contribute to, nor is it required to contribute to, nor has the Company ever sponsored, maintained, contributed to or been required to contribute to, or incurred any liability to, (i) any "defined benefit plan" (as defined in ERISA Section 3(35)); (ii) any "multiemployer plan" (as defined in ERISA Section 3(37)) or (iii) any Benefit Plan which provides, or has any liability to provide, life insurance, medical, severance or other employee welfare benefits to any Employee upon his or her retirement or termination of employment, except as required by Section 4980B of the Internal Revenue Code (the "Code").

         (b) Except with respect to its wholly-owned Subsidiary as disclosed herein, the Company is not nor has ever been (i) a member of a "controlled group of corporations," under "common control" or an "affiliated service group" within the meaning of Sections 414(b), (c) or (m) of the Code, (ii) required to be aggregated under Section 414(o) of the Code, or (iii) under "common control," within the meaning of Section 4001(a)(14) of ERISA, or any regulations promulgated or proposed under any of the foregoing Sections, in each case with any other entity.

         (c) The Company has previously provided to the Purchasers current, accurate and complete copies of all documents embodying or relating to each Benefit Plan and each Employee Agreement, including all amendments thereto, trust or funding agreements relating thereto (if any), the two most recent annual reports (Series 5500 and related schedules) required under ERISA (if any), the most recent determination letter (if any) received from the Internal Revenue Service, the most recent summary plan description (with all material modifications) (if any), and all material communications to any Employee or Employees relating to any Benefit Plan or Employee Agreement.

         (d) Each Benefit Plan has been established and maintained in accordance with its terms and in compliance with all applicable, laws, statutes, orders, rules and regulations, including but not limited to ERISA and the Code; and each Benefit Plan intended to qualify under Section 401 of the Code is, and since its inception has been, so qualified.

         (e) The execution of, and performance of the transactions contemplated in, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Benefit Plan or Employee Agreement that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligations to fund benefits with respect to any Employee.

    2.15. Labor Relations; Employees. Schedule 2.15 hereto lists all employees of the Company with an annual salary in excess of $100,000. Except as set forth on Schedule

2.15 hereto, (i) the Company is not delinquent in payments to any of its employees, for any wages, salaries, commissions, bonuses or other direct compensation for any services performed by the date hereof or amounts required to be reimbursed by them to the date hereof, (ii) the Company is in compliance with all applicable federal, state and local laws, rules and regulations respecting employment, employment practices, labor, terms and conditions of employment and wages and hours except where failure to comply would not, individually or in the aggregate, have a Material Adverse Effect, (iii) the Company is not bound by or subject to (and none of its assets or properties is bound by or subject to) any written or oral, express or implied, commitment or arrangement with any labor union, and no labor union has requested or, to the best knowledge of the Company, has sought to represent any of the employees, representatives or agents of the Company, (iv) there is no labor strike, dispute, slowdown or stoppage actually pending, or, to the best knowledge of the Company, threatened against or involving the Company, (v) to the best knowledge of the Company, no salaried key employee has any plans to terminate his or her employment with the Company. Each of the officers of the Company, each key employee and each other employee of the Company who has or had access to confidential information of the Company and its Subsidiary has executed a confidentiality agreement, and such agreements are in full force and effect.

    2.16. Litigation; Orders. Except as set forth on Schedule 2.16, there is no civil, criminal or administrative action, suit, claim, notice, hearing, inquiry, proceeding or investigation at law or in equity by or before any court, arbitrator or similar panel, governmental instrumentality or other agency now pending or, to the best knowledge of the Company, threatened against the Company or its Subsidiary or the assets (including the Intellectual Property) or the Company or its Subsidiary (a "Litigation"). Except as set forth in Schedule 2.16, neither the Company nor its Subsidiary is subject to any order, writ, injunction or decree of any court of any federal, state, municipal or other domestic or foreign governmental department, commission, board, bureau, agency or instrumentality.

    2.17. Compliance with Laws; Permits. Except as provided in Schedule 2.17, the Company and its Subsidiary are in compliance, and have been conducted in compliance with, all federal, state, local and foreign laws, rules, ordinances, codes, consents, authorizations, registrations, regulations, decrees, directives, judgments and orders applicable to it except where the failure to comply would not individually or in the aggregate have a Material Adverse Effect. The Company has all federal, state, local and foreign governmental licenses, permits, qualifications and authorizations ("Permits") necessary in the conduct of its business as currently conducted. All such Permits are in full force and effect, and no violations have been recorded in respect of any such Permits; no proceeding is pending or, to the best knowledge of the Company, threatened to revoke or limit any such Permit; and no such Permit will be suspended, cancelled or adversely modified as a result of the execution and delivery of this Agreement or the Ancillary Documents and the consummation of the transactions contemplated hereby or thereby, except where failure to have such Permit would not individually or in the aggregate have a Material Adverse Effect.

    2.18. Offering Exemption. Assuming the accuracy of the representations and warranties contained in Section 3 hereof, the offer and sale of the Series A Preferred Stock as contemplated hereby and the issuance and delivery of the Conversion Shares to the Purchasers upon the conversion of the Series A Preferred Stock are each exempt from registration under the Securities Act of 1933, as amended (the "Securities Act") and under applicable state securities and "blue sky" laws, as currently in effect.

    2.19. Disclosure. Neither this Agreement nor any certificate, instrument or written statement furnished or made to the Purchasers by or on behalf of the Company in connection with this Agreement or the Ancillary Documents contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein and therein not misleading. There is no fact which the Company has not disclosed to the Purchasers or their counsel in writing and of which the Company is aware which materially and adversely affects or which could reasonably be expected to materially and adversely affect the Company or its Subsidiary or the business, financial condition, operations, property, affairs or prospects of the Company or its Subsidiary or the ability of the Company or its Subsidiary to perform its obligations under the Agreement or any of the Ancillary Documents.

    2.20. Taxes. The Company and its Subsidiary have filed or caused to be filed all income tax returns which are required to be filed and have paid or caused to be paid all Taxes that have become due, except Taxes the validity or amount of which is being contested in good faith by appropriate proceedings and with respect to which adequate reserves have been set aside. "Taxes," for purposes of this Agreement, means any taxes, assessments, duties, fees, levies, imposts, deductions, withholdings, including, without limitation, income, gross receipts, ad valorem, value added, excise, real or personal property, asset, sales, use, license, payroll, transaction, capital, net worth and franchise taxes, estimated taxes, withholding, employment, social security, workers compensation, utility, severance, production, unemployment compensation, occupation, premium, windfall profits, transfer and gains taxes, or other governmental charges of any nature whatsoever imposed by any government or taxing authority of any country or political subdivision of any country and any liabilities with respect thereto, including any penalties, additions to tax, fines or interest thereon, and includes any liability of the Company and its

Subsidiary arising under any tax sharing agreement to which it is or has been a party.

    2.21. Environmental Matters. Except as listed in Schedule 2.21:

         (a) There are, with respect to the Company and its Subsidiary, or any predecessor of the foregoing, no past or present violations of Environmental Law (as defined below), nor any actions, activities, circumstances, conditions, events, incidents, or contractual obligations which may give rise to any liability pursuant to any Environmental Law and neither the Company nor its Subsidiary has received any notice with respect to any of the foregoing nor is any Litigation pending or threatened in connection with any of the foregoing.

         (b) To the knowledge of the Company, no Hazardous Materials are present on or about any real property currently owned, leased or used by the Company or its Subsidiary and no Hazardous Materials were present on or about any real property previously owned, leased or used by the Company or its subsidiary during the period the property was owned, leased or used by the Company or its Subsidiary, except in the normal course of the Company's or such Subsidiary's business.

         (c) To the knowledge of the Company, no Hazardous Materials have been released on or about, or where they may pose a threat of migration to, any real property currently owned, leased or used by the Company or its Subsidiary and no Hazardous Materials were released on or about any real property previously owned, leased or used by the Company or its Subsidiary during the period the property was owned, leased or used by the Company or its Subsidiary, except as may be required in the normal course of business and in material compliance with applicable Environmental Law.

         (d) To the knowledge of the Company, no asbestos-containing materials or PCBs are present on or about any property currently owned, leased or used by the Company or its Subsidiary.

         (e) To the knowledge of the Company, there are not now, nor have there ever been, any underground storage tanks or similar facilities of any kind on or under any real property currently or previously owned, leased or used by the Company or its Subsidiary.

         (f) For purposes of this Section 2.21, capitalized terms used herein shall have the following meanings:

         "Environmental Laws" shall mean, at any date, all provisions of federal, state, local or foreign law (including applicable principles of common and civil law), statutes, ordinances, rules, regulations, published standards and directives that have the force and effect of Laws, permits, licenses, judgments, writs, injunctions, decrees and orders enacted, promulgated or issued by any Public Authority, and all indemnity agreements and other contractual obligations, as in effect at such date, relating to (i) the protection of the environment, including the air, surface and subsurface soils, surface waters, groundwaters and natural resources, and (ii) occupational health and safety and exposure of persons to Hazardous Materials.

Environmental Laws shall include the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. ss.ss.9601 et seq., and any other laws imposing or creating liability with respect to Hazardous Materials.

         "Environmental Liability" shall mean any liabilities, obligations, costs, losses, payments or damages, including compensatory and punitive damages, incurred (i) to contain, remove, clean up, assess, abate or otherwise remedy any actual or alleged release or threatened release of Hazardous Materials, any actual or alleged contamination (by Hazardous Materials) of air, surface or subsurface soil, groundwater or surface water, or any personal injury or damage to natural resources or property resulting from any such release or contamination, pursuant to the requirements of any Environmental Law or in response to any claim by any Public Authority or other third party under any Environmental Law; (ii) to modify facilities or processes or take any other remedial action in response to any claim by any Public Authority of non-compliance with any Environmental Law; (iii) as a result of the imposition of any civil or criminal fine or penalty by any Public Authority for the violation or alleged violation of any Environmental Law; or (iv) as a result of any action, suit, proceeding or claim by any third party under any Environmental Law. The term "Environmental Liability" shall include: (i) reasonable fees of counsel and consultants (but not any corporate allocation for management time or for the use of similar in-house services or facilities) and (ii) the costs and expenses of any investigation undertaken to ascertain the existence or extent of any potential or actual Environmental Liability.

         "Hazardous   Material"  shall  mean  any  substance  regulated  by  any
Environmental Law or which may now or in the future form the basis for any Environmental Liability.

         "Public Authority" shall mean any supranational, national, regional, state or local government court, governmental agency, authority, board, bureau, instrumentality or regulatory body.

    2.22. Consents. Except as set forth on Schedule 2.22, no permit, authorization, consent or approval of or by, or any notification of or filing with, any person (governmental or private) is required by the Company in connection with the execution, delivery and performance of the Agreement and the Ancillary Documents to which it is a party, the consummation by the Company of the transactions contemplated hereby or thereby, or the issuance, sale or delivery of the Series A Preferred Stock or the Conversion Shares (other than such notifications or filings required under applicable federal or state securities laws, if any, which shall be made on a timely basis).

    2.23. Brokers. Except as listed on Schedule 2.23. neither the Company nor any of its officers, directors, employees or shareholders has employed any broker or finder in connection with the transactions contemplated by this Agreement or the Ancillary Documents.

    2.24. Suppliers and Customers. The Company does not have any knowledge of any termination, cancellation or threatened termination or cancellation or limitation of, or any material modification or change in, or expressed material dissatisfaction with the business relationship between the Company or its Subsidiary and any supplier or vendor or customer or client of the Company or its Subsidiary, in each case, of materials or services in an amount in excess of $50,000 per year.

    2.25. Use of Proceeds. The Company shall use the proceeds arising from the transactions contemplated hereby to finance a portion of the Acquisition.

    2.26. Holding Company Act and Investment Company Act. Neither the Company nor its Subsidiary is: (i) a "public utility company" or a "holding company," or an "affiliate" or a "subsidiary company" of a "holding company," or an "affiliate" of such a "subsidiary company," as such terms are defined in the Public Utility Holding Company Act of 1935, as amended, or (ii) a "public utility," as defined in the Federal Power Act, as amended, or (iii) an "investment company" or an "affiliated person" thereof or an "affiliated person" of any such "affiliated person," as such terms are defined in the Investment Company Act of 1940, as amended.

    SECTION 3. Representations and Warranties of the Purchasers. Each of the Purchasers represents and warrants to the Company as of the date hereof as follows:

         (a) Such Purchaser is acquiring the Series A Preferred Stock for its own account, for investment and not with a view to the distribution thereof within the meaning of the Securities Act.

         (b) Such Purchaser understands that (i) the Series A Preferred Stock has not been, and that the Conversion Shares will not be, registered under the Securities Act or any state securities laws, by reason of their issuance by the Company in a transaction exempt from the registration requirements thereof and
(ii) the Series A Preferred Stock and the Conversion Shares may not be sold unless such disposition is registered under the Securities Act and applicable state securities laws or is exempt from registration thereunder.

         (c)  Such  Purchaser  further   understands  that  the  exemption  from
registration afforded by Rule 144 (the provisions of which are known to such Purchaser) promulgated under the Securities Act depends on the satisfaction of various conditions, and that, if applicable, Rule 144 may afford the basis for sales only in limited amounts.

         (d) Such Purchaser has not employed any broker or finder in connection with the transactions contemplated by this Agreement.

         (e) Such Purchaser is an "Accredited Investor" (as defined in Rule 501(a) under the Securities Act).

         (f) Such Purchaser is duly organized and validly existing under the laws of the state of its organization and has all power and authority to enter into and consummate the transactions contemplated by the Agreement and the Ancillary Documents. Each of this Agreement and the Ancillary Documents to



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                                                                   Page 36 of 53

which it is a party consitutes a valid and binding agreement of such Purchaser enforceable against such Purchaser in accordance with its terms except to the extent that enforceability may be limited by bankruptcy, insolvency or other similar laws affecting creditors' rights generally.

         (g) The execution, delivery and performance by such Purchaser of this Agreement and each of the Ancillary Documents to which it is a party and the consummation by such Purchaser of the transactions contemplated hereby and thereby will not (a) violate any provision of law, statute, rule or regulation, or any ruling, writ, injunction, order, judgment or decree of any court, administrative agency or other governmental body applicable to it, or any of its properties or assets or (b) violate its organizational documents (if any).

         (h) No permit, authorization, consent or approval of or by, or any notification of or filing (including any filing under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended) with, any person (governmental or private) is required in connection with the execution, delivery and performance by such Purchaser of the Agreement and the Ancillary Documents to which it is a party, or the consummation by such Purchaser of the transactions contemplated thereby.

         (i) Such Purchasers, in making this investment, have not relied upon any information or representations and warranties of Hambrecht & Quist LLC, including, without limitation, representations and warranties regarding the Company, its officers, financial condition, business and prospects, or the terms of the purchase of the Series A Preferred Stock.

    SECTION 4. Certain Covenants.

    4.1. Access to Records. Subject to appropriate agreements of confidentiality and limitations of interference, the Company shall afford the Purchasers and their employees, counsel and other authorized representatives full access, during normal business hours, upon reasonable advance notice, with due regard to its ongoing operations, to the assets, properties, offices and other facilities, Contracts and books and records of the Company and of its Subsidiary, and to the outside auditors of the Company and their work papers relating thereto, in each case, as the Purchasers may from time to time reasonably request. The parties hereto agree that no investigation by the Purchasers or their representatives shall affect or limit the scope of the representations and warranties of the Company contained herein or in any Ancillary Document delivered pursuant hereto or limit liability for breach of any such representation or warranty.

    4.2. Affirmative Covenants.

         (a) System of Accounting. The books of account and other financial and corporate records of the Company and its subsidiary shall be maintained in accordance with good business and accounting practices and the financial condition of the Company and its Subsidiary shall be accurately reflected in the SEC Reports.

         (b) Maintenance of Corporate Existence, etc. The Company shall, and shall cause its Subsidiary to, maintain in full force and effect its corporate existence, rights, governmental approvals and franchises and all licenses and other rights to use patents, processes, trademarks, trade names or copyrights owned or possessed by it and deemed by it to be material to the conduct of its business. The Company shall, and shall cause its Subsidiary to, use its commercially reasonable efforts to preserve its favorable business relationships with the clients, lenders, suppliers, customers, licensors and licensees and others having business dealings with the Company and its Subsidiary and to preserve the goodwill and ongoing operations of the Company and its Subsidiary.

         (c) Compliance with Laws. The Company shall, and shall cause its Subsidiary to, comply with all applicable laws, rules regulations and orders except where failure to comply would not, individually or in the aggregate, have a Material Adverse Effect.

         (d) Maintenance of Properties and Leases. The Company shall, and shall cause its subsidiary to, keep their properties in good repair, working order and condition, reasonable wear and tear excepted, and from time to time make all reasonably needful and proper, or legally required, repairs, renewals, replacements, additions and improvements thereto. So long as it is in the best interest of the Company, the Company shall, and shall cause its Subsidiary to, comply at all times with each provision of all leases to which any of them is a party or under which any of them occupies, or has possession, of, property.

         (e) Insurance. The Company shall, and shall cause its subsidiary to, keep its assets which are of an insurable character, if any, insured by financially sound and reputable insurers against loss or damage by fire, extended coverage and other hazards and risks and liability to persons and property to the extent and in the manner customary for companies in similar businesses similarly situated and located in San Francisco, California.

         (f) Licenses and Permits. The Company shall, and shall cause its subsidiary to, use its best efforts to obtain all federal, state, local and foreign governmental licenses, permits and qualifications material to and necessary in the conduct of its business as proposed to be conducted.

         (g) Intellectual Property. The Company shall, and shall cause its subsidiary to, use its reasonable best efforts to cause all Intellectual Property, including, but not limited to, technological developments, inventions, discoveries or improvements made by its employees to be fully documented in accordance with the prevailing industrial professional standards, and, where possible and appropriate, file and prosecute United States and foreign patent applications relating to and protecting such developments. In addition, the Company shall, and shall cause its subsidiary to, use its commercially reasonable efforts to cause all Intellectual Property, including, but not limited to, all technological developments, inventions, discoveries or improvements made by any of its employees or any employees of its subsidiaries to be owned by it and, where possible and appropriate, obtain reasonable legal protections for the its benefit with respect to such property.

         (h) Compliance with Contracts. So long as it is in the best interest of the Company, the Company shall, and shall cause its subsidiary to, comply with all material obligations which it incurs pursuant to any contract or agreement, whether oral or written, express or implied, as such obligations become due, unless and to the extent that the same are being contested in good faith and by appropriate proceedings and adequate reserves (as determined in accordance with generally accepted accounting principles, consistently applied) have been established on its books with respect thereto.

    4.3. Insurance. The Company shall maintain after the Closing the directors' and officers' liability insurance. The Company and the Board of Directors will evaluate the appropriateness of obtaining "key man" life insurance to be owned by the Company and with the Company named as the payee of all benefits thereunder.

    4.4. Merger, etc. The Company will not merge with or into or consolidate with, or sell all or substantially all of its assets to, any other person unless
(a) either (i) in the case of merger or consolidation, the Company will be the surviving entity or (ii) in the case of a merger or consolidation where the Company is not the surviving entity and in the case of a sale of all or substantially all of its assets, the entity formed by such consolidation or into which the Company is merged or the entity which acquires all of substantially all of the assets of the Company shall have assumed in writing all of the obligations of the Company under each of this Agreement and the Ancillary Documents, and (b) immediately after the consummation of such merger or consolidation the surviving entity would not be in violation of any of the provisions applicable to the Company contained in this Agreement and the Ancillary Documents.

    4.5. Transactions with Affiliates. The Company will not, and will not permit its subsidiary to, engage in any transaction or group of related transactions
(including, without limitation, the purchase, lease, sale or exchange of properties of any kind or the rendering of any service) with any affiliate (other than the Company), except in the ordinary course and pursuant to the reasonable requirements of the Company's or such subsidiary's business and upon fair and reasonable terms no less favorable to the Company or such subsidiary than would be obtainable in a comparable arm's-length transaction with a person not an Affiliate (as defined in the Securities Act).

    4.6. Notice of Breach. As promptly as practicable, and in any event not later than five Business Days after senior management of the Company becomes aware thereof, the Company shall provide the Purchasers with written notice of any breach by the Company of any provision of this Agreement, including, without limitation, this Article 4, specifying the nature of such breach and any actions proposed to be taken by the Company to cure such breach.

    4.7. Matters Related to Directors. (a) Subject to Article 3(b) of the Certificate of Designation, in the event that the Purchasers shall designate a person to serve on the Board of Directors prior to the Closing, the Company will have taken all necessary action for such designee (the "Purchasers' Designee") to be elected to the Board of Directors of the Company. Thereafter, so long as the Purchasers own 10% of the total outstanding stock of the Company (as such calculation is made pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended ("Section 16(b)") in connection with any annual meeting of shareholders at which the term of a Purchasers' Designee is to expire, the Company will take all necessary action to cause a Purchasers' Designee, which Purchasers' Designee, if not an employee of a Entity affiliate, shall be reasonably acceptable to the Company, to be nominated and use its best efforts to cause such Purchasers' Designee to be elected to the Board of Directors of the Company. In the event of any vacancy arising by reason of the resignation, death, removal or inability to serve of any of the Purchasers' Designees, the Company shall use reasonable best efforts to cause a replacement designee of the Purchasers to be elected successor to fill such vacancy. Notwithstanding anything to the contrary, in the event the Purchasers choose to propose a director who is not an employee of a Pequot Entity, then the Purchasers shall also be entitled to designate a non-voting observer (which observer, if not an employee of a Pequot Entity, shall be reasonably acceptable to the Company) other than a voting member of the Board to attend and participate in (but not to vote at) all meetings of the Board of Directors of the Company and any committee of the Board (the "Non-voting Observer"); provided, however, that the Purchasers shall only have the right to designate a Non-voting Observer so long as the Purchasers hold in the aggregate more than 10% of the total Common Stock outstanding on an as converted basis (as such calculation is made pursuant to
Section 16(b)). Subject to the execution of appropriate confidentiality agreements, the Non-voting Observer shall have the same access and limitations to information concerning the business and operations of the Company as directors of the Company, and shall be entitled to participate in discussions and consult with the Board of Directors of the Company without voting; provided, further, that, in the event the Board of Directors, upon a written determination of counsel to the Company, concludes that the presence of the Non-voting Observer would violate the Company's attorney-client privilege in a manner that would be materially detrimental to the Company's legal position, such Non-voting Observer shall be excluded from the portion of the meeting to which such privilege relates. Such Non-voting Observer (and his or her affiliates) shall be subject to the same securities trading restrictions as the outside directors of the Company and have liability of an insider for any violations of federal and state securities laws.

         (b) In addition to any requirements specified in the By-Laws of the Company, the Company shall notify the Purchasers, the Purchasers' Designee or the Non-voting Observer, as the case may be, by telecopy, of (a) every meeting (or action by written consent) of the Board of Directors of the Company and (b) every meeting (or action by written consent) of the board of directors of its subsidiary and of any committee of the Board of Directors of the Company or its subsidiary, to the extent, in the case of clause (b), that a Purchasers' Designee is on the board of directors of such subsidiary or is on such committee of the Board of Directors of the Company or its subsidiary, at least three days in advance of such meeting (or distribution of written consents), or, if such notice under the circumstances is not practicable, as soon before the meeting (or distribution) as is practicable.

         (c) The Company shall, upon request therefor, promptly reimburse the Purchasers' Designee and the Non-voting Observer, as the case may be, for all reasonable expenses incurred by them in connection with their attendance at meetings of the Board of Directors or of committees of the Board of Directors and any other activities undertaken by them in their capacity as directors of the Company or its subsidiary or observer, as applicable. The foregoing shall be in addition to, and not in lieu of (or in duplication of), any indemnification or reimbursement obligations of the Company under the Articles of Incorporation or Bylaws of the Company or by law. The Non-voting Observer shall be entitled to indemnification from the Company to the maximum extent permitted by law as though he or she were a director of the Company.

         (d) Without the approval of the Board of Directors of the Company that includes the affirmative vote of the Purchasers' Designee, the Company shall not amend, supplement, modify or repeal any provision of the Articles of Incorporation or Bylaws of the Company or take any other action, including, without limitation, the adoption of a shareholders' rights plan or similar plan, which would materially and adversely affect the rights or benefits of the Purchasers under any of this Agreement or the Ancillary Documents, including, without limitation, the conversion rights of the holders of the Series A Preferred Stock hereunder.

    4.8. Rights of First Offer. Prior to seeking financing from any third party consisting of a privately offered issuance of equity securities (the "Proposed Securities") by the Company on or after the date of the Closing (other than with respect to the securities being sold contemporaneously herewith), the Company shall notify the Purchasers of a description in reasonable detail of the Proposed Securities, the amount proposed to be issued and the consideration the Company desires to receive therefor (the "Notice"), which Notice shall constitute an offer to the Purchasers to purchase a portion (a "Maintenance Amount") of such Proposed Securities on a pari passu basis in order to maintain the Purchasers' percentage level of ownership (i) of the total Common Stock outstanding (on a fully diluted basis) and (ii) of the total outstanding Series A Preferred Stock. The Purchasers shall have not less than 20 days after receipt of the Notice (unless the Purchasers earlier indicate that they have no interest in purchasing the Proposed Securities) to purchase the above-mentioned Maintenance Amount on the terms set forth in the Notice or such other terms as are mutually acceptable to the Company and the Purchasers). In the event that the Purchasers do not purchase their Maintenance Amount, the Company shall be permitted to sell the entire amount of the Proposed Securities; provided, that the closing of such sale occurs within 90 days from the date of the Notice and provided that the sale of the Proposed Securities is on terms no more favorable than those terms set forth in the Notice. No privately offered equity securities shall be issued by the Company to any Person unless the Company has first offered such portion of the equity securities to the Purchasers in accordance with this Section 4.8.

    4.9. Completion of Certain Matters. (a) The Company shall, prior to September 1, 1997, demonstrate to the Purchasers in a manner satisfactory to the Purchasers the viability of its current radio transmission technology to support bi-directional transmission capabilities.

    4.10. Subsidiary Stock. (a) The Company shall not, without the prior written consent of the holders of a majority of the shares of Series A Preferred Stock,
(a) create, designate, or authorize the issuance of, any series of stock of its Subsidiary or Mediatech, Inc. or (b) spin off the assets or the shares of the Common Stock of its Subsidiary or Mediatech, Inc.

    SECTION 5. Transfer Taxes. The Company agrees that it will pay, and will hold each Purchaser harmless from any and all liability with respect to any stamp or similar Taxes which may be determined to be payable in connection with the execution and delivery and performance of this Agreement, and that it will similarly pay and hold each Purchaser harmless from all Taxes in respect of the issuance of the Series A Preferred Stock and the Conversion Shares to such Purchaser.

    SECTION 6. Survival of Representations, Warranties, Agreements and Covenants, etc. All representations and warranties in this Agreement and in the Ancillary Documents shall survive the Closing until the second anniversary of the date hereof (except to the extent a Claim Notice (as defined in Section 8.3) shall have been given prior to such date with respect to a breach of a representation and warranty, in which case such representation and warranty shall survive until such claim is resolved) and shall in no way be affected by any investigation or knowledge of the subject matter thereof made by or on behalf of any Purchaser provided, however, the representations and warranties set forth in Sections 2.2, 2.3, 2.4 and 2.6 (to the extent related to Taxes) shall survive the Closing indefinitely; provided, further, however, that the representations and warranties set forth in Section 2.20 shall survive until the end of the applicable statute of limitations. All agreements contained herein shall survive the Closing until, by their respective terms, they are no longer operative.

    SECTION 7. Expenses. (a) Except as set forth in Section 7(b), the Company and each Purchaser shall pay all the costs and expenses incurred by it or on its behalf in connection with this Agreement and the consummation of the transactions contemplated hereby.

         (b) Within 10 days from the receipt of a billing statement from the Pequot Entities (the Pequot Entities, together with GE Capital Information Technology Solutions, the "Initial Purchasers"), the Company shall pay and shall reimburse the Initial Purchasers for all of their reasonable documented out-of-pocket costs and expenses incurred in connection with this transaction (but excluding travel expenses of the Initial Purchasers) (including, without limitation, the reasonably documented reasonable fees and expenses of counsel retained by Pequot Private Equity Fund, L.P. in connection with the negotiation and preparation of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby; provided, however, in no event shall the liability of the Company under this Section 7(b) in the aggregate exceed $50,000. In addition, the Company shall pay, and hold the Initial Purchasers harmless against liability for the payment of stamp and other Taxes which may be payable in respect of the execution and delivery of this Agreement or the issuance, delivery or acquisition of any shares of Series A Preferred Stock or Conversion Shares.

    SECTION 8. Indemnification.

    8.1. General Indemnification. The Company shall indemnify, defend and hold each Purchaser, its affiliates, their respective officers, directors, partners, employees, agents, representatives, successors and assigns (each a "Purchaser Entity") harmless from and against all Losses (as defined below) incurred or suffered by a Purchaser Entity (whether incurred or suffered directly or indirectly through ownership of capital stock of the Company) arising from the breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in any Ancillary Document. Each Purchaser, severally and not jointly, shall indemnify, defend and hold the Company, its affiliates, their respective officers, directors, employees, agents, representatives, successors and assigns harmless against all Losses arising from the breach of any of its representations, warranties, covenants or agreements in this Agreement or in any Ancillary Documents. Notwithstanding anything to the contrary in this Agreement, no indemnification payment by the Company pursuant to this Section 8 with respect to any Losses otherwise payable hereunder as a result of a breach of the representations and warranties of the Company (other than any Losses resulting from breaches of the representation and warranty in
Section 2.3 which
shall not be subject to the Deductible (as defined below)) shall be payable until the time as such Losses shall aggregate for all Purchaser Entities to more than $50,000 (the "Deductible"), and then only to the extent that such Losses, in the aggregate for all Purchaser Entities, exceed the Deductible.

    8.2.  Indemnification  Principles.  For  purposes  of this  Section  8,  (i)
"Losses" shall mean each and all of the following items: claims, losses, (including, without limitation, losses of earnings) liabilities, obligations, payments, damages (actual, punitive or consequential), charges, judgments, fines, penalties, amounts paid in settlement, costs and expenses (including, without limitation, interest which may be imposed in connection therewith, costs and expenses of investigation, actions, suits, proceedings, demands, assessments and fees, expenses and disbursements of counsel, consultants and other experts); and (ii) solely with respect to Claims by third parties against a Purchaser Entity, each of the representations and warranties made by any party in this Agreement and in the Ancillary Documents (other than the representation and warranty made in subclause (a) of Section 2.8 and in Section 2.19 and 2.24 of this Agreement) shall be deemed to have been made without the inclusion of limitations or qualifications as to materiality, such as the words "Material Adverse Effect," "immaterial," "material" and "in all material respects" or words of similar import. Any payment (or deemed payment) by the Company to a Purchaser pursuant to this Section 8, shall be treated for federal income tax purposes as an adjustment to the price paid by such Purchaser for the Series A Preferred Stock pursuant to this Agreement.

    8.3. Claim Notice. A party seeking indemnification under this Section 8 shall, promptly upon becoming aware of the facts indicating that a claim for indemnification may be warranted, give to the party from whom indemnification is being sought a claim notice relating to such Loss (a "Claim Notice"). Each Claim Notice shall specify the nature of the claim, the applicable provision(s) of this Agreement or other instrument under which the claim for indemnity arises, and, if possible, the amount or the estimated amount thereof. No failure or delay in giving a Claim Notice (so long as the same is given prior to expiration of the representation or warranty upon which the claim is based) and no failure to include any specific information relating to the claim (such as the amount or estimated amount thereof) or any reference to any provision of this Agreement or other instrument under which the claim arises shall affect the obligation of the party from whom indemnity is sought.

    SECTION 9. Remedies. In case any one or more of the covenants and/or agreements set forth in this Agreement shall have been breached by any party hereto, each Purchaser, with respect to a breach by the Company, with respect to a breach by a Purchaser, may proceed to protect and enforce its rights either by suit in equity and/or by action at law, including, but not limited to, an action for damages as a result of any such breach and/or an action for specific performance of any such covenant or agreement contained in this Agreement.

    SECTION 10. Further Assurances. At any time or from time to time after the Closing, the Company, on the one hand, and the Purchasers, on the other hand, agree to cooperate with each other, and at the request of the other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby relating to the Purchase and to otherwise carry out the intent of the parties hereunder.

    SECTION 11. Successors and Assigns. This Agreement shall bind and inure to the benefit of the Company and the Purchasers and the respective successors, permitted assigns, heirs and personal representatives of the Company and the Purchasers except that the Company may not assign its rights and obligations under this Agreement to any person without the prior written consent of the Purchasers. In addition, and whether or not any express assignment has been made, the provisions of this Agreement which are for each of the Purchaser's benefit as a purchaser or holder of Series A Preferred Stock are also for the benefit of, and enforceable by, any subsequent holder of such Series A Preferred Stock and/or Conversion Shares.

    SECTION 12. Entire Agreement. This Agreement and the other writings referred to herein or delivered pursuant hereto which form a part hereof contain the entire agreement among the parties with respect to the subject matter hereof and supersede all prior and contemporaneous arrangements or understandings with respect thereto.

    SECTION 13. Notices. All notices, requests, consents and other communications hereunder to any party shall be deemed to be sufficient if contained in a written instrument delivered in person or sent by telecopy, nationally recognized overnight courier or first class registered or certified mail, return receipt requested, postage prepaid, addressed to such party at the address set forth below or such other address as may hereafter be designated in writing by such party to the other parties:

         (i)       if to the Company, to:
                   Digital Generation Systems, Inc.
                   875 Battery Street
                   San Francisco, CA 94111
                   Telecopy:  (415) 276-6601
                   Attention:  Henry Donaldson
                   with a copy to:
                   Wilson, Sonsini, Goodrich & Rosati, Professional
                     Corporation
                   650 Page Mill Road
                   Palo Alto, CA 94304-1050

                   Telecopy:  (415) 496-6811
                   Attention:  John B. Goodrich, Esq.

         (ii) if to the Purchasers, to the address listed on Exhibit A. with a copy to:
                   Fried, Frank, Harris, Shriver & Jacobson
                   One New York Plaza
                   New York, New York  10004
                   Telecopy:  (212) 859-8587
                   Attention:  Robert C. Schwenkel, Esq.

All such notices, requests, consents and other communications shall be deemed to have been given when received.

    SECTION 14. Amendments. The terms and provisions of this Agreement may be modified or amended, or any of the provisions hereof waived, temporarily or permanently, pursuant to the written consent of the Company and the Purchasers holding a majority of the shares purchased pursuant to the Purchase. No waiver of any of the provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provision hereof (whether or not similar). No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof.

    SECTION 15. Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

    SECTION 16. Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.

    SECTION 17. Nouns and Pronouns. Whenever the context may require, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms, and the singular form of names and pronouns shall include the plural and vice versa.

    SECTION 18. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the principles of conflicts of law. Each of the parties hereto hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of New York and of the United States of America, in each case located in the County of New York, for any Litigation arising out of or relating to this Agreement and the Ancillary Documents and the transactions contemplated hereby and thereby (and agrees not to commence any Litigation relating thereto except in such courts), and further agrees that service of any process, summons, notice or document by U.S. registered mail to its respective address set forth in this Agreement shall be effective service of process for any Litigation brought against it in any such court. Each of the parties hereto hereby irrevocably and unconditionally waives any objection to the laying of venue of any Litigation arising out of this Agreement or the transactions contemplated hereby in the courts of the State of New York or the United States of America, in each case located in the County of New York, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Litigation brought in any such court has been brought in an inconvenient forum.

    SECTION 19. Publicity. Each of the parties hereto agrees that it will make no public statement regarding the transactions contemplated hereby unless the language and timing of such statement has been approved by the Company and the Pequot Entities. Notwithstanding the foregoing, each of the parties hereto may, in documents required to be filed by it with the Commission or other regulatory bodies, make such statements with respect to the transactions contemplated hereby as each may be advised is legally necessary upon advice of its counsel; provided, however, that the party making such determination shall immediately notify the other party that it intends to make a public announcement and the parties hereto shall, in good faith, attempt to agree on any public announcements or publicity statements with respect thereto.

    SECTION 20. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid, but if any provision of this Agreement is held to be invalid or unenforceable in any respect, such invalidity or unenforceability shall not render invalid or unenforceable any other provision of this Agreement.

         IN WITNESS WHEREOF, the parties hereto have duly executed this Series A Preferred Stock Purchase Agreement as of the date first above written.

                                  THE COMPANY:
                                  DIGITAL GENERATION SYSTEMS, INC.

                                  By:________________________________
                                     Name:
                                     Title:

                                  PURCHASERS:
                                  PEQUOT PRIVATE EQUITY FUND, L.P.

                                  By:________________________________
                                     Name:
                                     Title:

                                  PEQUOT PARTNERS FUND, L.P.

                                  By:________________________________
                                     Name:
                                     Title:

                                  PEQUOT OFFSHORE PRIVATE EQUITY FUND, INC.

                                  By:________________________________

                                     Name:
                                     Title:

                                  PEQUOT INTERNATIONAL FUND, INC.

                                  By:________________________________
                                     Name:
                                     Title:

                                  GE CAPITAL INFORMATION TECHNOLOGY SOLUTIONS

                                  By:________________________________
                                     Name:
                                     Title:

                                  TECHNOLOGY CROSSOVER
                                  VENTURES, L.P.

                                  By:________________________________
                                     Name:
                                     Title:

                                  TECHNOLOGY CROSSOVER
                                  VENTURES, C.V.

                                  By:________________________________
                                     Name:
                                     Title:

                                  TCV II, V.O.F.

                                  By:________________________________
                                     Name:
                                     Title:

                                  TECHNOLOGY CROSSOVER
                                  VENTURES II, L.P.

                                  By:________________________________
                                     Name:
                                     Title:

                                  TCV II (Q), L.P.

                                  By:________________________________
                                     Name:
                                     Title:

                                  TCV II STRATEGIC PARTNERS, L.P.

                                  By:________________________________
                                     Name:
                                     Title:

                                  TECHNOLOGY CROSSOVER
                                  VENTURES II, C.V.

                                  By:________________________________
                                     Name:
                                     Title:

                                  INTEGRAL CAPITAL PARTNERS III,
                                  L.P.

                                  By:________________________________
                                     Name:
                                     Title:

                                  INTEGRAL CAPITAL PARTNERS
                                  INTERNATIONAL III, L.P.

                                  By:________________________________
                                     Name:
                                     Title:

                                    EXHIBIT D

                                    AMENDMENT
                                       TO
                       PREFERRED STOCK PURCHASE AGREEMENT

    THIS AMENDMENT, dated July 23, 1997 (the "Amendment") to the Preferred Stock Purchase Agreement, dated July 14, 1997 (the "Agreement"), by and among Digital Generation Systems, Inc. (the "Company") and the purchasers listed on Exhibit A thereto (the "Purchasers"), is entered into by and among the Company and the Purchasers (capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in the Agreement).

                              W I T N E S S E T H :

    WHEREAS, in order to comply with rules of the NASDAQ Stock Market in connection with the issuance of more than 20% of the outstanding shares of the Company, the Company may need to obtain shareholder approval at a meeting of the shareholders of the Company ("Shareholders' Approval") in order to issue 100% of the shares of Common Stock and Series A Preferred Stock necessary to consummate the Acquisition and the transactions contemplated by the Agreement; and

    WHEREAS, the Company and the Purchasers desire to amend the Agreement to allow for a two-step closing of the Purchase: first, the sale of that number of shares permitted under the NASDAQ Stock Market rules; second, the sale of the remaining shares after the Shareholders' Approval, if such Shareholders' Approval is necessary.

    NOW, THEREFORE, in consideration of the good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Purchaser hereby agree as follow:

    1. Amendment to the Agreement. Acting in accordance with Section 14 of the Agreement, the undersigned hereby consent to the following amendments to the Agreement.

         (a) Clause (a) of Section 1.1 is deleted in its entirety and the following is inserted in lieu thereof:

    "1.1. The Purchase. (a) At the Initial Closing and the Subsequent Closing (as both terms are defined in Section 1.2(a)), each Purchaser shall, severally and not jointly, purchase from the Company and the Company shall sell to each Purchaser, the number of shares of Series A Preferred Stock set forth opposite such Purchaser's name on Exhibit A-1 and Exhibit A-2, respectively (collectively, the "Purchases") at the purchase price set forth opposite such name on each exhibit. Subject to Section 1.1(b), the aggregate purchase price to be paid by the Purchasers for the Series A Preferred Stock purchased by them hereunder is as set forth on Exhibit A-1 and A-2, as the case may be, as Total Purchase Price (the "Purchase Price"), of which (i) the Purchase Price less 14% shall be paid to an account or accounts designated by the Company not less than three business days prior to the Initial Closing or the Subsequent Closing, as the case may be, and (ii) 14% of the Purchase Price (the "Escrow Amount") shall be paid to an escrow agent (the "Escrow Agent") mutually acceptable to the Company and the Pequot Entities (as defined below) to be held in a Escrow Account (the "Escrow Account") and disbursed by the Escrow Agent pursuant to
Section 1.4 hereto and the terms of an escrow agreement in a form mutually satisfactory to the Company, the Pequot Entities and the Escrow Agent (the "Escrow Agreement") and including the terms set forth in Exhibit B."

         (b) The parenthetical in the second sentence of Section 1.1(b) is deleted and the third sentence of Section 1.1(b) is deleted.

         (c) References to "the Closing" in clause (b) of Section 1.1 is deleted and "the Initial Closing or the Subsequent Closing, as the case may be," is inserted in lieu thereof.

         (d) References to "Exhibit A" in clause (c) of Section 1.1 is deleted and "Exhibit A-1 or Exhibit A-2, as the case may be," inserted in lieu thereof.

         (e) Section 1.2 is deleted in its entirety and the following is inserted in lieu thereof:

    "1.2. The Closing. (a) (i) The closing of the purchase of the shares of Series A Preferred Stock identified on Exhibit A-1 (the "Initial Closing") shall take place at the offices of Fried, Frank, Harris, Shriver & Jacobson, One New York Plaza, New York, NY 10004 at 9:00 a.m. on July 21, 1997 or on such other date as shall be mutually agreed by the Company and the Purchasers (the "Initial Closing Date"); provided, however, that the Initial closing shall be held simultaneously with or subsequent to the closing of the Acquisition and simultaneously with the repayment of the bridge loans provided by Pequot
Partners Fund, L.P. and Kleiner, Perkins, Caufield & Byers (the "Lenders") in the amounts of $3,000,000 and $3,000,000, respectively, (the "Notes") (by wire transfer to an account designated by each of the Lenders) and (ii) the closing of the purchase of the shares of Series A Preferred Stock identified on Exhibit A-2 (the "Subsequent Closing") shall take place at the location referred to in
(i) above one day after the Shareholders' Approval or until such time as the parties hereto mutually agree such Shareholders' Approval is not necessary (the "Subsequent Closing Date").

         (b) At each of the Initial Closing and the Subsequent Closing, the Company shall deliver to each Purchaser a certificate or certificates representing the shares of Series A Preferred Stock purchased by such Purchaser, registered in the name of such Purchaser or its nominee. Delivery of such certificates to a Purchaser shall be made against receipt at the Initial Closing or the Subsequent Closing, as the case may be, by the Company from such Purchaser of the purchase price therefor, which shall be paid by wire transfer to an account designated at least one business day prior to the Initial Closing or the Subsequent Closing, as the case may be, by the Company."

         (f) Reference to "the Closing" in clause (a) to Section 1.3 is deleted and "the Initial Closing or the Subsequent Closing, as the case may be," is inserted in lieu thereof.

         (g) References to "Closing" or "Closing Date" in clauses (b)(i),  (iv),
(viii),(ix) and (xii) of Section 1.3 shall be immediately preceded by the word "Initial."

         (h)  Reference  to  "contemporaneously  close"  in  clause  (b) (ii) of
Section 1.3 is deleted and "have closed" is inserted in lieu thereof.

               (i) Clause (b) (iii) is deleted in its entirety and the following is inserted in lieu thereof:

               (iii) The Company and the Purchasers shall have entered into the Registration Rights Agreement in the form of Exhibit D hereto (the "Registration Rights Agreement" and all other contracts, agreements, schedules, certificates and other documents (including, but not limited to, the Certificate of Designation (as defined below), the Escrow Agreement, the Voting Agreement and the Amendment) being delivered pursuant to or in connection with this Agreement by any party hereto at or prior to the Initial Closing, the "Ancillary Documents").

         (j) The following shall be inserted immediately after Section 1.3(b):

         "(c) The obligations of the Purchasers to consummate the transactions contemplated hereby at the Subsequent Closing is subject to the satisfaction or waiver of the following conditions:

               (i) The Initial Closing shall have occurred.

               (ii) The Shareholders' Approval, if necessary, shall have taken place.

               (iii) The Common Stock to be issued upon conversion of the Series A Preferred Stock sold in the Subsequent Closing shall have been approved for quotation in the NASDAQ Stock Market, subject to official notice of issuance.

         (k) References in Sections 2, 4.3, 4.7 and 4.8 to "Closing or Closing Date" shall be immediately preceded by the word "Initial."

         (l) The following is inserted immediately after Section 4.10:

    "4.11 Proxy Statement. (a) If the NASDAQ Stock Market so requires, as promptly as practicable after the execution of this Amendment, the Company shall prepare and file with the Securities and Exchange Commission (the "SEC") a proxy statement relating to the meeting of the Company's stockholders to be held in connection with the Shareholders' Approval, if necessary (together with any amendments thereof or supplements thereto, the "Proxy Statement") and shall mail the Proxy Statement to its stockholders as promptly as practicable. The Proxy Statement shall include the recommendation of the Board of Directors and the Company in favor of the

Transactions; provided, however that if an alternative method of shareholder approval is approved by the NASDAQ Stock Market, the Company shall use the same diligence referred to above in fulfilling its reporting obligations.

The Company shall promptly prepare and submit to the NASDAQ Stock Market a listing application covering the shares of Common Stock issuable in the Transaction, and shall use its reasonable best efforts to obtain approval for the listing of such Common Stock before the closing.

         (b) The information in the Proxy Statement shall not, at (i) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Company, and at (ii) the time of each of the Stockholders' Meeting (as hereinafter defined), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. If at any time prior to the Stockholders' Meeting any event or circumstance relating to Company or its Subsidiary, or their respective officers or directors, should be discovered by Company which should be set forth in an amendment or a supplement of the Proxy Statement, the Company shall promptly transmit such amendment or supplement to the stockholders. All documents that the Company is responsible for filing with the SEC in connection with the Transactions contemplated herein will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

    4.12 Stockholders' Meeting. If the NASDAQ Stock Market so requires, the Company shall call and hold a meeting of its stockholders (the "Stockholders' Meeting") as promptly as practicable for the purpose of voting upon the approval of the issuance of the shares underlying the Transactions and the Company shall use its best efforts to hold the Stockholders' Meeting as soon as practicable; provided, however, that if such meeting is not required by the NASDAQ Stock Market in order to list the shares on the NASDAQ Stock Market, such Stockholders' Meeting need not be held. The Company shall use its reasonable best efforts to solicit from its stockholders proxies in favor of the approval of the Transactions, and shall take all other action necessary or advisable to secure the vote or consent of stockholders required by California law, to obtain such approvals, unless otherwise necessary under the applicable fiduciary duties of the respective directors of the Company, as determined by such directors in good faith after consultation with independent legal counsel (who may be such party's regularly engaged independent legal counsel)."

         (m) Reference to "Closing" in Sections 6 and 10 is immediately preceded by "Initial."

         (n) The  dollar  amount of  $50,000  in the  proviso  in clause  (b) of
Section 7 is deleted and $75,000 is inserted in lieu thereof.

         (o) Exhibit A is deleted in its entirety and Exhibits A-1 and A-2 (attached hereto) are inserted in lieu thereof.

         (p) The representations and warranties set forth in Section 2 shall be considered without reference to the effect of the closing of the Acquisition.

    2. Entire Agreement. The Agreement, as amended by this Amendment, sets forth the entire understanding of the parties with respect to the transactions contemplated hereby.

    3. Effect of Amendment. Upon effectiveness of this Amendment, on or after the date hereof, each reference in the Agreement to "this Agreement," "hereunder," "hereof," "herein," or words of like import, and each reference in any other documents entered into in connection with the Agreement, shall mean and be a reference to the Agreement, as amended hereby. Except as specifically amended above, the Agreement shall remain in full force and effect and is hereby ratified and confirmed.

    4. Governing Law. This Amendment shall be governed by and construed and enforced in accordance with the laws of the State of New York.

    5. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

                             THE COMPANY:
                             DIGITAL GENERATION SYSTEMS,
                             INC.

                             By:________________________________
                                Name:
                                Title:

                             PURCHASERS:
                             PEQUOT PRIVATE EQUITY FUND,
                             L.P.

                             By:________________________________
                                Name:
                                Title:

                             PEQUOT PARTNERS FUND, L.P.

                             By:________________________________
                                Name:
                                Title:

                             PEQUOT OFFSHORE PRIVATE
                             EQUITY FUND, INC.

                             By:________________________________
                                Name:
                                Title:

                             PEQUOT INTERNATIONAL FUND,
                             INC.

                             By:________________________________
                                Name:

                                Title:

                             GE CAPITAL INFORMATION
                             TECHNOLOGY SOLUTIONS

                             By:________________________________
                                Name:
                                Title:

                             TECHNOLOGY CROSSOVER
                             VENTURES, L.P.

                             By:________________________________
                                Name:
                                Title:

                             TECHNOLOGY CROSSOVER
                             VENTURES, C.V.

                             By:________________________________
                                Name:
                                Title:

                             TCV II, V.O.F.

                             By:________________________________
                                Name:
                                Title:

                             TECHNOLOGY CROSSOVER
                             VENTURES II, L.P.

                             By:________________________________
                                Name:
                                Title:

                             TCV II (Q), L.P.

                             By:________________________________
                                Name:
                                Title:

                             TCV II STRATEGIC PARTNERS, L.P.

                             By:________________________________
                                Name:
                                Title:

                             TECHNOLOGY CROSSOVER
                             VENTURES II, C.V.

                             By:________________________________
                               Name:
                               Title:

                             INTEGRAL CAPITAL PARTNERS III,
                             L.P.

                             By:________________________________
                                Name:
                                Title:

                             INTEGRAL CAPITAL PARTNERS
                             INTERNATIONAL III, L.P.

                             By:________________________________
                                Name:
                                Title: